# Contact

MICROVISION

2003 ANNUAL REPORT

When breakthrough products connect with ready markets, it generates a spark. You see it in the eyes of workers given the tools they need to excel. It flashes at the heart of genuine innovation. And it's the charge that crackles through a company as it enters a new phase of growth.

These pages hold a snapshot of our company at a pivotal moment, one in which we are energized and moving forward with the critical momentum that only comes with ***contact.***

***Forward-looking statements***

Statements contained in this annual report that relate to future plans, events or performance and potential applications of our technology, including projections of revenues, expenses and losses, plans for product development, sales, customers and channel partners, reductions in sales cycle, signing of contracts, future operations and shipping of products, as well as statements containing words like "expect," "believe," "anticipate," "estimate," "will," "poised," and other similar expressions, are forward-looking statements that involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from those projected in the Company's forward-looking statements include the following: market acceptance of and the current developmental stage of our technologies and products; our financial and technical resources relative to those of our competitors; our ability to obtain financing; our history of negative cash flows and current expectation of additional losses; our lack of manufacturing experience and ongoing capital requirements; our dependence on key personnel; our ability to keep up with rapid technological change; changes in display technologies; government regulation of our technologies; our ability to enforce our intellectual property rights and protect our proprietary technologies; the ability to obtain additional contract awards and to develop partnership opportunities; the timing of commercial product launches; the ability to achieve key technical milestones in key products; dependency on advances by third parties in certain technology used by us and other risk factors identified from time to time in the Company's SEC reports, including in its Prospectuses filed pursuant to Rule 424(b) on November 3, 2003, its Annual Report on Form 10-K for the year ended December 31, 2003 and its Quarterly Reports on Form 10-Q. Except as expressly required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Contact. A connection made. An engine sparking to life. A message getting through. 2003 for Microvision was about our products connecting with the marketplace and setting the stage for growth in product revenue. We introduced breakthrough products and compelling prototypes that we believe will be the engine for revenue growth in 2004 and beyond. 2003 was about making contact with customers, with whom we collaborated to design solutions that best meet their needs and contact with resellers and OEM partners who are delivering our products to new users.

Leading the way for expected product revenue growth is the Nomad® Expert Technician System that we introduced to the automotive industry in late 2003. The Nomad System provides head-up, hands-free access to detailed diagnostic and repair information for automotive technicians who otherwise must move between a computer screen and the vehicle they are servicing. In time trials and demonstrations, the Nomad System improved productivity by almost 40 percent.

The marketplace has eagerly received the Nomad System (hear the raves for yourself at www.microvison.com/nomadexpert), and that's no accident. We've worked closely with American Honda Motor Company, Volvo Trucks, and others in the industry to maximize the potential success of the commercial product when it is introduced in the first part of 2004.

We chose the automotive market as our launch application for Nomad because the potential in this market is enormous. The service portion of the automotive aftermarket was estimated at $132 billion in 2003, with labor accounting for roughly $59 billion. Sales of tools in that market were estimated at $7.9 billion. And, use by service technicians is just one of several of industry-related applications for the Nomad System.

*2003 Events*

*Develop automotive market strategy and opportunities*

*Ship handheld Bar Code Scanners to NCR*

*Two projects use laser projection technology for in-vehicle applications*

*Lumera demonstrates new polymer-based radio frequency phase shifter for lightweight phased array antenna systems*

*Awarded additional subcontract to support Navy's Battlespace Information Display Technology Program*

*Company sets new benchmark for MEMS performance capabilities*

*Enter into new agreement with Canon*

*Completed $12.5 million equity offering*

*Awarded additional $2.2 million from U.S. Army*

*U.S. Army adds $1.6 million to development contract for wearable displays for mobile medics*

*Received $900K order to deliver prototype displays for automotive applications*

*Nomad System at American Honda Motor Company increases mechanic efficiency by 39% in trial*

As we prepare to meet the anticipated demand from the auto industry, the Nomad System is already proving itself in some very tough conditions. Vehicle commanders in the U.S. Army's Stryker Brigade Combat Team in Iraq are using Nomad Systems mounted on their helmets to provide remote display of information from the vehicle's battlefield computer. With Nomad's Augmented Vision System, they can view vital tactical information without losing visual contact with the battlefield. The Army is enthusiastic about the Nomad's performance, and we expect more orders.

Also poised for strong sales growth beginning in 2004 is our Flic® handheld laser bar code scanner. After a slow start in early 2003, sales picked up, thanks in large part to an OEM agreement with NCR, the world leader in bar code scanners, as well as the development of our own distribution channels and our introduction of Flic Cordless. Flic is targeted at the sizable segment of the $984 million handheld scanner market that is seeking high-performance, low-cost solutions. We're seeing increasingly varied applications for the device, including wage tracking, point-of-sale, equipment rentals, inventory control, cost accounting, and manufacturing. We expect strong sales for Flic in 2004 and beyond.

Lumera™, our majority-owned subsidiary and an emerging leader in nanotechnology-based applications, passed key milestones in 2003 that enabled the introduction of its first commercial products in early 2004: two mini panel antennas that provide improved range, security and quality of service at remarkably low cost for the high-growth WiFi market. Lumera has also recently unveiled its NanoCapture™ biochip array that uses proprietary polymer coating and processes for genetic testing applications. We expect 2004 to be a breakout year for Lumera.

*Team with MobilePlanet to offer Flic Laser Bar Code Scanner*

*Development contract for design of laser printer engine*

*Marubeni Aerospace Group to spearhead Microvision sales in Japan*

*Held first public demonstration of laser scanning camera*

*Achieved breakthrough for size, cost and power consumption of miniature displays and imaging systems*

*Partnered with Electronics Research Lab of Volkswagen of America to develop advanced automotive prototype display*

*American Honda signs letter of intent to purchase 3,800 Nomad Augmented Vision Systems*

*Lumera closes $1.9 million private equity financing*

*Lumera aims at WiFi and Wi-Max markets with smart-antenna breakthroughs*

*Former U.S. Senator Slade Gorton joins Board of Directors*

*U.S. Army To deploy Nomad Augmented Vision System; First Stryker Brigade Combat Team orders 100 Nomad Systems*

In addition to bringing products to market, we continued to invest in research and development to advance our pipeline of powerful future products. In 2003, we claimed important ground in developing our MEMS (micro-electro-mechanical systems) scanner by reducing its size, cost, and power consumption and by eliminating the need for a vacuum housing. With these steps, we're much closer to offering a new, better scanning platform with a myriad of applications for microdisplays and imaging. A critical building block for the future of our company is now in place.

Our commercial development activities progressed as we continued making prototype devices for BMW, Volkswagen, and a Tier 1 supplier to the automotive industry. The most promising is our new "Micro-HUD," a display embedded in a car's windshield for heads-up viewing of navigational data and other information. It's generating widespread interest throughout the auto industry.

We also received two new contracts from Canon (one of them our largest to date) and two contracts from a large Asian printer manufacturer. Meanwhile, our work for the U.S. military continued with flight tests of our Spectrum system for the Army and further miniature display development work for the Navy.

In all, 2003 was a thrilling year for us at Microvision as we watched our products and development initiatives take tangible shape and connect in the marketplace with the people for which we created them. We believe this initial contact between our products and ready markets is just the start of an exciting journey. Thank you for being part of it, and thank you for your support during this landmark year.

Sincerely,

Richard F. Rutkowski
Chief Executive Officer
April 2004

*American Honda Motor Company introduces Nomad to Honda and Acura dealers*

*Nomad System in trial at Volvo Trucks North America; increases service technician efficiency by 31%*

*Entered into phase III agreement for supply of microdisplay prototypes with Canon*

*Received $1 million follow-on contract for further work on laser printer engine*

*Lumera closes $800,000 in private equity financing*

*Completed $22.25 million equity offering*

*Lumera awarded additional $950,000 in continuing contract from U.S. government agency*

*Awarded $854K to support Navy's Battlespace Information Display Technology Program*

*Launched Nomad Expert Technician System to automotive service market at National Auto Dealers Association Conference*

*Lumera introduces LP53A and LP24A mini panel antennas. Compact panels provide high performance, affordable connections for wireless networks and WiFi HotSpots*



*Driving growth from a platform*

**Invest** *in proprietary core*

**Enable** *multiple high performance*

**Partner** *with dominant players,*

**Target** *large market opportunities*

**Solutions** *with higher performance,*




15. Refill the radiator with engine coolant, and bleed air from the cooling system

The Nomad System epitomizes the importance of contact — putting real solutions in the hands of customers. Consultation with American Honda, Volvo Trucks, and others resulted in a smaller, lighter, wireless Nomad System.

# A hands-free grasp on profitable information

## The Nomad™ Expert Technician System

*Auto technicians log miles walking between computer screens and the vehicles they're servicing. This wastes time and money and increases the likelihood of error. Our Nomad Expert Technician System solves that problem. The Nomad Expert Technician System is the world's only wireless wearable computer with a head-worn, head-up display. With a unique "connect and work" capability, the Nomad System enables automotive services technicians to superimpose text and diagrams from online and Internet service manuals directly over their workspace at the point of task, hands-free. Trials show up to 40 percent gains in productivity, as well as improvements in quality of work, increased training efficiencies, and rapid return on investment.*



WHAT THE MARKET IS SAYING

*Higher productivity, more sales margin*

"The more complex these cars get, the more information you need. Instead of having information just in manuals, on a computer or laptop, it's right there at your fingertips, right there in front of you, information all the time." *Ray Mesa, Technician, Roger Beasley Lincoln/Mercury, Victoria, TX*

*Increased quality and customer satisfaction*

"Nomad will help us have more accurate, more timely repairs. Our customers want perfect Hondas, we want to give them perfect Hondas, and American Honda Motor Company wants that, too. It's a win-win-win product." *Larry Mallory, General Manager, Honda of Kirkland, WA*

*A large market, motivated and ready to buy*

IN THE AUTOMOTIVE AFTERMARKET


$7.9
$59

$ BILLIONS SPENT ANNUALLY
- $7.9 BILLION TOOLS
- $59 BILLION SERVICE LABOR

SOURCE: AAIA

POTENTIAL USERS
- 550K SERVICE TECHNICIANS
- 125K PARTS MANAGERS
- 75K SERVICE ADVISORS

SOURCE: COMPANY ESTIMATES


550K
125K

# A hands-free lifeline



## Proven performance and reliability

*The Nomad System has been in Iraq with the U.S. Army's First Stryker Brigade since December 2003, proving itself under the conditions of battle. Stryker commanders use helmet-mounted Nomads to access tactical information from their onboard computers without taking their eyes off the battlefield.*

*Market opportunities*

Nomad's technology foundation is leveraged for a broad range of future display applications in the military, government, commercial, and private sectors.



Defense & Aerospace
INTELLIGENCE
AIRPORT OPERATIONS
PUBLIC SAFETY
Government
Military
NAVAL
WEAPONS SYSTEMS
GROUND TROOPS
AIRBORNE
LOGISTICS & MAINTENANCE
GROUND VEHICLES
NAVIGATION
ASSEMBLY
PRODUCTION
REPAIR
MAINTENANCE
MEDICAL
Commercial & Private


Process
271424XFEB2003
A
R
UNCLASSIFIED
0
20
1
0
--N
GRAB
ZOOM
VIEW
Nav...
---
Auto Center
FIPR 21...
Top...
UH-60/1/B/1BN221N
18SUG 57438 11423
F1 Map...
F2 Filters...
F3 Combat Msgs...
F4 Messages
F7 Apps...
F8 Help
1x
14:24
Target 3
Target 2
Target 1

In addition to the auto service market, the Nomad System can be adapted for multiple markets, especially those like the military or healthcare, where ready access to information can mean life or death. Given the presence of mission-critical digital information in so many workplaces, Nomad is poised to become a widely-used tool.


RIDE BINDING SIZES
ESPRESSO
TECNICA
TECNICA

By equipping mobile workforces with strong capabilities at a fraction of the cost of integrated hardware solutions, Flic has targeted a distinct niche in the marketplace. Among the increasingly broad range of applications for Flic are retail point-of-purchase, equipment rental, wage tracking, cost accounting, inventory control, manufacturing, and more.

# A grip on mobile markets

## Flic™ Laser Bar Code Scanner

*In 2003, we introduced a wireless function to our Flic handheld bar code scanner, and the market responded enthusiastically. We also became an OEM supplier to NCR, the world leader in customer transactions, opening a large range of market opportunities in retail point-of-sale. Versatile, simple to use, and extremely affordable, Flic's flexibility makes it ideal for numerous data collection applications.*

WHAT THE MARKET IS SAYING

*Increased benefits at reduced cost*

"One of the more remarkable product launches of the past year is Microvision Inc.'s Flic Laser Scanner... Flic was designed simply to achieve laser accuracy at a price point of $100 or below. We think the scanner has real potential in price-sensitive markets, such as small businesses, that are not wed to any particular scanner technology." *Bear, Stearns & Co., Inc. Equity Research, "Automatic Identification and Data Capture"*


MICROVISION


NCR
RealScan
NCR
RealScan

### *Applications and growth opportunity*

A $1.0 BILLION MARKET

Bar code scanners, total potential market: The total scanner market reached $1 Billion in 2002 with only 33% penetration of the estimated available market. SOURCES: VDC; BEAR, STEARNS & CO., INC.


33%
67%
REPLACEMENT OF EXISTING HARDWARE FOR RETAIL POINT-OF-SALE
NEW USERS AND APPLICATIONS
• INVENTORY CYCLE COUNTS
• FIELD SERVICE/SALES
• WORK IN PROCESS
• ASSET TRACKING
• HEALTHCARE

# Reaching farther

## Lumera™

*With its work in nanotechnology-based polymers and processes, our majority-owned subsidiary is developing innovative products and material solutions for wireless technologies, biotechnology, and electro-optics. New products giving dramatically improved performance at a reduced cost have been developed for the booming WiFi market as well as for opportunities in the markets for bioassay testing.*

### *AccuPath™ Panel Antennas*

LUMERA'S ACCUPATH PANEL ANTENNAS TARGET MARKETS FOR WIFI NETWORKS AND HOTSPOT BUILDOUTS. THE 2.4 AND 5.25 GHz ANTENNAS PROVIDE UNPRECEDENTED POWER IN A LOW-COST, LOW-PROFILE, LIGHTWEIGHT DESIGN FOR A FULL RANGE OF WIRELESS APPLICATIONS.



ACCUPATH
5.25 GHz


lumera

ACCUPATH
2.4 GHz

### *MicroArray Biochips*

LUMERA'S NANOCAPTURE ARRAY BIOCHIPS PROVIDE COST-EFFECTIVE TESTING SOLUTIONS WITH THEIR HIGH-DENSITY SAMPLE SPOT SURFACES. LUMERA'S CUSTOMIZED POLYMER SURFACES HAVE THE FAR-REACHING POTENTIAL TO ANSWER SPECIFIC CLIENT TESTING REQUIREMENTS, INCLUDING POSSIBILITIES FOR LOW-COST DIAGNOSTICS.



### *Lumera — multi-billion dollar markets and application opportunities*

#### *Wireless*

**WiFi antenna — AccuPath**

Used by broadband wireless networks

WIFI NETWORKS ($163B FORECASTED TO BE SPENT OVER NEXT 5 YEARS ON EQUIPMENT AND SERVICE)

HOTSPOT BUILDOUTS (120,000 HOTSPOTS, 66 MILLION USERS FORECASTED BY 2007)
SOURCE: GARTNER GROUP, 2002

**Phased array applications**

High performance tracking and guidance systems

WEAPONS AND ADVANCED MOBILE COMMUNICATIONS SYSTEMS ($1.5B MARKET FORECASTED BY 2007*)

#### *Biotechnology*

**MicroArrays — NanoCapture™**

Biochips for genomic and proteomic testing

BIOCHIP MARKET ($2.7B MARKET FORECASTED BY 2007)
SOURCE: MRG, INC., 2003

#### *Electro-optic Devices*

**Modulators**

Used to connect networks and telecommunication hubs to the fiber-optic backbone of the Internet

METRO MARKET HUBS ($1.5B MARKET FORECASTED BY 2007*)

**High-speed optical interconnects**

Chip-to-chip, chip-to-circuit board, circuit board-to-computer system — high-speed optical network integration on silicon

SEMI-CONDUCTOR MARKET

*COMPANY ESTIMATES



Lumera's world-class team of scientists and engineers is creating far-reaching new products, bringing higher-performance and lower-cost solutions to customers in diverse industries while building a strong and growing portfolio of intellectual property.


ALERTS
21 psi
Low tire pressure.

*On the horizon* Our new Micro-HUD (head-up display) for automotive applications displays navigation data and other information on a vehicle's windshield, so drivers can keep their eyes on the road. It's attracting widespread interest among OEMs and Tier 1 auto suppliers. Designed as a standard module to adapt to a wide range of vehicles, the new head-up display provides superior performance in a compact package with greater affordability, along with our signature high contrast and high color saturation. Production potentials for automotive installations range from the low hundreds of thousands in the first few years to a million units within five years.

# *Fingers on the pulse of the future*

## *Research & development*

*Our groundbreaking display and imaging technology is the foundation for products that is expected to transform existing markets and enable new ones. With a steady increase in our intellectual property and the breakthrough in our MEMS (micro-electro-mechanical systems) scanning device, Microvision has moved significantly closer to providing solutions for high-volume consumer products.*



FASHIONABLE EYEWARE INTEGRATED WITH MICRO-DISPLAY TECHNOLOGY



### *Microdisplays for digital cameras and camcorders*

In 2003, Microvision moved closer to providing electronic viewfinder solutions to the digital camera marketplace. Working with Canon under two contracts, Microvision is now supplying a series of sub-assemblies in a third phase of development. Our key breakthroughs in scanner development for the microdisplay have dropped the power and voltage requirements and eliminated the need for a vacuum housing, decreasing the cost of scanning components going into the Nomad and Micro-HUD by 90 percent.



DIRECT VIEW NEAR-TO-EYE DISPLAYS DESIGNED INTO MOBILE COMMUNICATION DEVICES

### *Laser printers — a potential frontier*

Within the last year, Microvision has moved from a first contract with a large Asian laser printer manufacturer for a technical feasibility study to an engineering prototype phase. The application has required challenging new designs for the MEMS scanner and is a significant demonstration of the flexibility of Microvision's MEMS-based display and imaging architecture.

The ground we gained in 2003 was our staging area for future growth. The objectives we realized during the year will enable us to move quickly and confidently as we advance our strategy, bring more of our ideas to life, and create new value for shareholders.

MVIS **03**

Microvision, Inc. 2003 financial information

MVIS **03**

# Selected financial data

A summary of selected financial data as of and for the five years ended December 31, 2003 is set forth below:

| Year ended December 31, | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| *in thousands, except per share information (unaudited)* | | | | | |
| ***Statement of operations data*** | | | | | |
| Revenue | **$ 14,652** | $ 15,917 | $ 10,762 | $ 8,121 | $ 6,903 |
| Net loss available for common shareholders | **(26,163)** | (27,176) | (34,794) | (26,601) | (16,700) |
| Basic and diluted net loss per share | **(1.46)** | (1.93) | (2.85) | (2.33) | (2.04) |
| Weighted-average shares outstanding – basic and diluted | **17,946** | 14,067 | 12,200 | 11,421 | 8,169 |
| ***Balance sheet data*** | | | | | |
| Cash, cash equivalents and investments available-for-sale | **$ 21,778** | $ 15,176 | $ 33,652 | $ 40,717 | $ 32,167 |
| Working capital | **19,781** | 14,511 | 33,098 | 40,551 | 32,802 |
| Total assets | **33,918** | 32,267 | 54,055 | 56,172 | 41,619 |
| Long-term liabilities | **2,204** | 1,480 | 552 | 714 | 836 |
| Mandatorily redeemable preferred stock | **—** | — | — | — | 1,536 |
| Total shareholders' equity | **23,295** | 17,416 | 32,326 | 50,042 | 35,359 |

The company includes both Microvision, Inc. ("Microvision") and its consolidated subsidiary, Lumera Corporation ("Lumera"), (collectively the "Company"). The Company designs and markets information display and image capture products and products utilizing its optical and related materials technology. The Company is developing and seeks to commercialize technologies and products in two business segments relating to the display, capture and transmission of information:

- **Microvision** – Develops and commercializes scanned beam technology for information displays and image capture products.
- **Lumera** – Develops and commercializes a new class of organic non-linear optical materials, that can be used to change the properties of light waves used to transmit information.

Financial information for these segments is included in Note 16 beginning on page 45 of this annual report. To date, substantially all of the Microvision segment's revenue has been generated from development contracts to develop the scanned beam display technology to meet customer specifications. To date, substantially all of the Lumera's revenue has been generated from performance on development contracts with the United States government.

MVIS **03**

## To the Board of Directors and Shareholders of Microvision, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Microvision, Inc. and its subsidiary at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Seattle, Washington
March 12, 2004

MVIS **03**

# Consolidated balance sheet

| December 31, | 2003 | 2002 |
|---|---|---|
| *in thousands, except per share information* | | |
| ***Assets*** | | |
| ***Current assets*** | | |
| Cash and cash equivalents | $ 10,700 | $ 9,872 |
| Investment securities, available-for-sale | 11,078 | 5,304 |
| Accounts receivable, net of allowances of $109 and $109 | 1,896 | 1,315 |
| Costs and estimated earnings in excess of billings on uncompleted contracts | 664 | 1,073 |
| Inventory | 331 | 747 |
| Other current assets | 1,684 | 2,348 |
| Total current assets | 26,353 | 20,659 |
| Property and equipment, net | 5,958 | 7,672 |
| Restricted investments | 1,269 | 1,356 |
| Receivables from related parties | — | 2,043 |
| Other assets | 338 | 537 |
| Total assets | $ 33,918 | $ 32,267 |
| ***Liabilities, minority interests and shareholders' equity*** | | |
| ***Current liabilities*** | | |
| Accounts payable | $ 1,223 | $ 1,462 |
| Accrued liabilities | 5,164 | 4,309 |
| Billings in excess of costs and estimated earnings on uncompleted contracts | 53 | 230 |
| Current portion of capital lease obligations | 62 | 84 |
| Current portion of long-term debt | 70 | 63 |
| Total current liabilities | 6,572 | 6,148 |
| Research liability, net of current portion | 1,948 | 1,025 |
| Capital lease obligations, net of current portion | 34 | 94 |
| Long-term debt, net of current portion | 99 | 169 |
| Deferred rent, net of current portion | 107 | 192 |
| Other long-term liabilities | 16 | — |
| Total liabilities | 8,776 | 7,628 |
| Commitments and contingencies (Note 13) | | |
| Minority interests | 1,847 | 7,223 |
| ***Shareholders' equity*** | | |
| Common stock, par value $.001; 73,000 shares authorized; 21,449 and 0 shares issued and outstanding | 21 | — |
| Paid-in capital and common stock: no par value; 0 and 31,250 shares authorized; 0 and 15,154 shares issued and outstanding | 180,354 | 147,058 |
| Preferred stock, par value $.001 and $0; 25,000 and 31,250 shares authorized; and 0 and 0 shares issued and outstanding | — | — |
| Deferred compensation | (846) | (1,490) |
| Subscriptions receivable from related parties | (166) | (166) |
| Receivables from related parties, net | (1,823) | — |
| Accumulated other comprehensive income | 25 | 121 |
| Accumulated deficit | (154,270) | (128,107) |
| Total shareholders' equity | 23,295 | 17,416 |
| Total liabilities, minority interests and shareholders' equity | $ 33,918 | $ 32,267 |

*The accompanying notes are an integral part of these financial statements.*

MVIS **03**

# Consolidated statement of operations

| Year ended December 31, | 2003 | 2002 | 2001 |
|---|---|---|---|
| *in thousands, except per share information* | | | |
| Revenue | $ 14,652 | $ 15,917 | $ 10,762 |
| Cost of revenue | 7,046 | 6,997 | 6,109 |
| Gross margin | 7,606 | 8,920 | 4,653 |
| Research and development expense (exclusive of non-cash compensation expense of $1,006, $1,138 and $865 for 2003, 2002 and 2001, respectively) | 23,316 | 25,519 | 31,899 |
| Marketing, general and administrative expense (exclusive of non-cash compensation expense of $1,150, $846 and $1,668 for 2003, 2002 and 2001, respectively) | 15,827 | 16,798 | 14,356 |
| Non-cash compensation expense | 2,156 | 1,984 | 2,533 |
| Total operating expenses | 41,299 | 44,301 | 48,788 |
| Loss from operations | (33,693) | (35,381) | (44,135) |
| Interest income | 381 | 1,059 | 2,523 |
| Interest expense | (51) | (59) | (92) |
| Gain on disposal of fixed assets, net | 36 | — | — |
| Realized gain on sale of investment securities | 39 | 88 | 316 |
| Loss due to impairment of long-term investment | — | (624) | — |
| Loss before minority interests | (33,288) | (34,917) | (41,388) |
| Minority interests in loss of consolidated subsidiary | 7,125 | 7,741 | 6,594 |
| Net loss available for common shareholders | $ (26,163) | $ (27,176) | $ (34,794) |
| Net loss per share – basic and diluted | $ (1.46) | $ (1.93) | $ (2.85) |
| Weighted-average shares outstanding – basic and diluted | 17,946 | 14,067 | 12,200 |

*The accompanying notes are an integral part of these financial statements.*

# MVIS 03 Consolidated statement of shareholders' equity

| *in thousands* | Common stock Shares | Common stock Par value | Paid-in capital & common stock no par value | Deferred compensation | Subscriptions receivable from related parties | Receivables from related parties | Accum. other comprehensive (loss) income | Accumulated deficit | Shareholders' equity |
|---|---|---|---|---|---|---|---|---|---|
| ***Balance at December 31, 2000*** | 11,884 | $ — | $ 120,506 | $ (4,378) | $ (403) | $ — | $ 454 | $ (66,137) | $ 50,042 |
| Issuance of stock to board members for services | 6 | | 133 | (133) | | | | | — |
| Issuance of stock and options to non-employees for services | 1 | | 108 | (52) | | | | | 56 |
| Exercise of warrants and options | 99 | | 1,177 | | | | | | 1,177 |
| Sales of common stock | 971 | | 10,355 | | | | | | 10,355 |
| Effect of change in interest in subsidiary from issuance of subsidiary common stock | | | 3,001 | | | | | | 3,001 |
| Issuance of stock for acquisition of license | 37 | | 970 | | | | | | 970 |
| Revaluations of warrants and options | | | (296) | 296 | | | | | — |
| Collection of subscriptions receivable | | | | | 82 | | | | 82 |
| Amortization of deferred compensation | | | | 1,464 | | | | | 1,464 |
| Other comprehensive income | | | | | | | (27) | | (27) |
| Net loss | | | | | | | | (34,794) | (34,794) |
| ***Balance at December 31, 2001*** | 12,998 | — | 135,954 | (2,803) | (321) | — | 427 | (100,931) | 32,326 |
| Exercise of warrants and options | 8 | | 15 | | | | | | 15 |
| Sales of common stock | 2,148 | | 11,560 | | | | | | 11,560 |
| Revaluations of warrants and options | | | (471) | 471 | | | | | — |
| Collection of subscriptions receivable | | | | | 155 | | | | 155 |
| Amortization of deferred compensation | | | | 842 | | | | | 842 |
| Other comprehensive income | | | | | | | (306) | | (306) |
| Net loss | | | | | | | | (27,176) | (27,176) |
| ***Balance at December 31, 2002*** | 15,154 | — | 147,058 | (1,490) | (166) | — | 121 | (128,107) | 17,416 |
| Issuance of options to board members for services | | | 1 | (1) | | | | | — |
| Issuance of stock, options and warrants to non-employees for services | 9 | | 252 | (189) | | | | | 63 |
| Exercise of warrants and options | 82 | | 538 | | | | | | 538 |
| Sales of common stock | 6,204 | | 32,385 | | | | | | 32,385 |
| Revaluations of warrants and options | | | (4) | 4 | | | | | — |
| Extension of expiring employee options | | | 145 | | | | | | 145 |
| Amortization of deferred compensation | | | | 830 | | | | | 830 |
| Reclassification of receivables from related parties | | | | | | (1,823) | | | (1,823) |
| Establishment of par value of common stock | | 21 | (21) | | | | | | — |
| Other comprehensive income | | | | | | | (96) | | (96) |
| Net loss | | | | | | | | (26,163) | (26,163) |
| ***Balance at December 31, 2003*** | 21,449 | $ 21 | $ 180,354 | $ (846) | $ (166) | $ (1,823) | $ 25 | $ (154,270) | $ 23,295 |

*The accompanying notes are an integral part of these financial statements.*

MVIS **03**

# Consolidated statement of comprehensive loss

| *Year ended December 31,* | 2003 | 2002 | 2001 |
|---|---|---|---|
| *in thousands* | | | |
| Net loss available for common shareholders | $ (26,123) | $ (27,176) | $ (34,794) |
| Other comprehensive income (loss) – unrealized gain (loss) on investment securities, available-for-sale: | | | |
| Unrealized holding gains (losses) arising during period | (57) | (218) | 289 |
| Less: reclassification adjustment for gains realized in net loss | (39) | (88) | (316) |
| Net unrealized gain (loss) | (96) | (306) | (27) |
| Comprehensive loss | $ (26,259) | $ (27,482) | $ (34,821) |

*The accompanying notes are an integral part of these financial statements.*

MVIS **03**

## Consolidated statement of cash flows

| Year ended December 31, | 2003 | 2002 | 2001 |
|---|---|---|---|
| *in thousands* | | | |
| ***Cash flows from operating activities*** | | | |
| Net loss | $ (26,163) | $ (27,176) | $ (34,794) |
| ***Adjustments to reconcile net loss to net cash used in operations*** | | | |
| Depreciation | 3,109 | 2,943 | 2,381 |
| Gain (loss) on disposal of fixed assets, net | (36) | — | — |
| Non-cash expenses related to issuance of stock, warrants and options, and amortization of deferred compensation | 2,156 | 1,984 | 2,533 |
| Non-cash expenses related to issuance of stock for an exclusive license agreement | — | — | 970 |
| Impairment of long-term investment | — | 624 | — |
| Allowance for receivables from related parties | 200 | 700 | — |
| Realized gain on sale of investment securities | (39) | | |
| Minority interests in loss of consolidated subsidiary | (7,125) | (7,741) | (6,594) |
| Non-cash deferred rent | (85) | (9) | 17 |
| Allowance for estimated contract losses | — | (155) | (140) |
| ***Change in*** | | | |
| Accounts receivable | (581) | 397 | (679) |
| Costs and estimated earnings in excess of billings on uncompleted contracts | 409 | 511 | 532 |
| Inventory | 416 | (648) | (99) |
| Other current assets | (93) | (46) | (323) |
| Other assets | 40 | (206) | (59) |
| Accounts payable | (68) | (325) | (361) |
| Accrued liabilities | 705 | (47) | 1,939 |
| Billings in excess of costs and estimated earnings on uncompleted contracts | (177) | 170 | (359) |
| Research liability, current and long-term | 923 | 1,025 | — |
| Net cash used in operating activities | (26,409) | (27,999) | (35,036) |
| ***Cash flows from investing activities*** | | | |
| Sales of investment securities | 3,249 | 12,701 | 23,874 |
| Purchases of investment securities | (9,080) | (246) | (8,556) |
| Sales of restricted investment securities | 1,356 | 1,536 | 1,748 |
| Purchases of restricted investment securities | (1,269) | (1,356) | (1,208) |
| Collections of receivables from related parties | 20 | — | 25 |
| Advances under receivables from related parties | — | (491) | (1,277) |
| Purchases of property and equipment | (1,549) | (1,354) | (3,769) |
| Proceeds from sale of fixed assets | 4 | — | — |
| Net cash provided by (used in) investing activities | (7,269) | 10,790 | 10,837 |

MVIS **03**

## Consolidated statement of cash flows cont.

| Year ended December 31, | 2003 | 2002 | 2001 |
|---|---|---|---|
| *in thousands* | | | |
| *Cash flows from financing activities* | | | |
| Principal payments under capital leases | (90) | (180) | (324) |
| Principal payments under long-term debt | (63) | (57) | (53) |
| Payments received on subscriptions receivable | — | 155 | 82 |
| Net proceeds from issuance of common stock and warrants | 32,924 | 11,576 | 11,532 |
| Net proceeds from sale of subsidiary's equity to minority interests | 1,735 | — | 21,242 |
| Net cash provided by financing activities | 34,506 | 11,494 | 32,479 |
| Net increase (decrease) in cash and cash equivalents | 828 | (5,715) | 8,280 |
| Cash and cash equivalents at beginning of year | 9,872 | 15,587 | 7,307 |
| Cash and cash equivalents at end of year | $ 10,700 | $ 9,872 | $ 15,587 |
| *Supplemental disclosure of cash flow information* | | | |
| Cash paid for interest | $ 51 | $ 59 | $ 92 |
| *Supplemental schedule of non-cash investing and financing activities* | | | |
| Property and equipment acquired under capital leases | $ 8 | $ 127 | $ 56 |
| Other non-cash additions to property and equipment | $ 66 | $ 173 | — |
| Issuance of common stock and warrants for services | $ 159 | — | — |
| Effect of change in interest in subsidiary from issuance of subsidiary common stock | — | — | $ 3,001 |
| Issuance of subsidiary stock and stock options for services rendered | — | — | $ 1,013 |

*The accompanying notes are an integral part of these financial statements.*

## NOTE 1 The Company

The consolidated financial statements include the accounts of Microvision, Inc. ("Microvision"), a Delaware corporation, and its subsidiary, Lumera Corporation ("Lumera"), a Washington corporation, (collectively the "Company"). In 2003, Microvision was reincorporated under the laws of the State of Delaware. Microvision was established to acquire, develop, manufacture and market scanned beam technology, which projects images using a single beam of light. Microvision has entered into contracts with commercial and U.S. government customers to develop applications using the scanned beam technology. Microvision has introduced two commercial products, Nomad, a see-through head-worn display, and Flic, a hand-held bar code scanner. In addition, Microvision has produced and delivered various demonstration units using Microvision's display technology. Microvision is working to commercialize additional products for potential defense, industrial, aviation, medical and consumer applications.

Lumera, a majority owned subsidiary of Microvision, is a development stage company. Lumera was established to develop, manufacture and market optical devices using organic non-linear electro-optical chromophore materials ("Optical Materials"). Lumera is working to commercialize the devices for potential wireless networking and optical networking applications.

The Company has incurred significant losses since inception. The Company believes that Microvision's cash, cash equivalent and investment securities balances totaling $21,200,000 at December 31, 2003, will satisfy its budgeted cash requirements through December 31, 2004 based on Microvision's current operating plan.

The Company believes that Lumera's cash, cash equivalent and investment securities balances totaling $560,000 as of December 31, 2003 in addition to the $500,000, before issuance costs, raised on March 12, 2004, will satisfy Lumera's current budgeted cash requirements through April, 2004 (see Note 18 "Subsequent Event"). Lumera plans to seek additional financing in order to fund operations beyond April, 2004. There can be no assurance that Lumera will obtain additional financing. Microvision is not contractually obligated to provide additional funding to Lumera and will not provide additional funds to Lumera unless Microvision believes that it has sufficient funds to finance Microvision's 2004 operating plan as well as any additional funding for Lumera.

The Company's operating plan calls for the addition of sales, marketing, technical and other staff and the purchase of additional laboratory and production equipment. The Company's future expenditures and capital requirements will depend on numerous factors, including the progress of its research and development program, the progress in commercialization activities and arrangements, the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, competing technological and market developments and the ability of the Company to establish cooperative development, joint venture and licensing arrangements. There can be no assurance that additional financing will be available to the Company or that, if available, it will be available on terms acceptable to the Company on a timely basis. If adequate funds are not available to satisfy either short-term or long-term capital requirements or planned revenues are not generated, the Company may be required to limit its operations substantially. This limitation of operations may include reduction in capital expenditures and reductions in staff and discretionary costs, which may include non-contractual Microvision and Lumera research costs. The Company's capital requirements will depend on many factors, including, but not limited to, the rate at which the Company can, directly or through arrangements with original equipment manufacturers, introduce products incorporating the scanned beam technology and optical polymer based products and the market acceptance and competitive position of such products.

## NOTE 2 *Summary of significant accounting policies*

***Use of estimates*** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's management has identified the following areas where significant estimates and assumptions have been made in preparing the financial statements: revenue recognition, allowance for uncollectible receivables, inventory valuation and potential losses from litigation.

***Principles of consolidation*** The consolidated financial statements include the accounts of the Company and Lumera. As of December 31, 2003, Microvision owns 76%, 11% and 32% of the outstanding common stock, Series A convertible preferred stock and Series B convertible preferred stock of Lumera, respectively. The balance of Lumera is owned by public companies and private investors, directors, Microvision employees and the University of Washington ("UW"). Lumera's losses were first allocated to its common shareholders until such losses exceeded their common equity and then to its preferred shareholders pro rata in accordance with their respective ownership interest. All material intercompany accounts and transactions have been eliminated in consolidation.

***Cash, cash equivalents and investment securities*** The Company considers all investments that mature within 90 days of the date of purchase to be cash equivalents.

Short-term investment securities are primarily debt securities. The Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are stated at fair value with unrealized gains and losses included in other comprehensive income (loss). Dividend and interest income are recognized when earned. Realized gains and losses are presented separately on the income statement. The cost of securities sold is based on the specific identification method.

***Inventory*** Inventory consists of raw material, work in process and finished goods for the Company's Nomad and Flic products. Inventory is recorded at the lower of cost or market with cost determined on the weighted-average method.

***Restricted investments*** Restricted investments represents certificates of deposit held as collateral for letters of credit issued in connection with a lease agreement for the corporate headquarters building. Substantially all of the balance is required to be maintained for the term of the lease, which expires in 2006.

***Long-term investment*** In December 1999, the Company invested $624,000 in Gemfire Corporation ("Gemfire"), a privately held corporation. Gemfire is a developer of diode laser components for display applications. The Company accounts for the investment in Gemfire using the cost method.

In June 2002, Gemfire announced a recapitalization plan that reduced the value of the Company's investment. As a result, in June 2002, the Company recorded an impairment for the entire value of the investment in Gemfire.

***Property and equipment*** Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets (three to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of estimated useful lives or the lease term.

***Revenue recognition*** Revenue has primarily been generated from contracts for further development of the scanned beam technology and to produce demonstration units for commercial enterprises and the United States government. Revenue on such contracts is recorded using the percentage-of-completion method measured on a cost incurred basis. The percentage of completion method is used because the Company can make reasonably dependable estimates of the contract cost. Changes in contract performance, contract conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements, may result in revisions to costs and revenues and are recognized in the period in which the revisions are determined. Profit incentives are included in revenue when realization is assured.

The Company recognizes losses, if any, as soon as identified. Losses occur when the estimated direct and indirect costs to complete the contract exceed unrecognized revenue. The Company evaluates the reserve for contract losses on a contract-by-contract basis.

Revenue from product shipments is recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition." Revenue is recognized when there is sufficient evidence of an arrangement, the selling price is fixed and determinable and collection is reasonably assured. Revenue for product shipments is recognized upon acceptance of the product by the customer or expiration of the contractual acceptance period, after which there are no rights of return. Provision is made for warranties at the time revenue is recorded. Warranty expense was not material during 2003, 2002 or 2001.

***Concentration of credit risk and sales to major customers*** Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash equivalents, investments and accounts receivable. The Company typically does not require collateral from its customers. The Company has a cash investment policy that generally restricts investments to ensure preservation of principal and maintenance of liquidity.

The United States government accounted for approximately 49%, 83% and 93% of total revenue during 2003, 2002 and 2001, respectively. Three commercial enterprises represented 35%, 14% and 6% of total revenues during 2003, 2002, and 2001, respectively. The United States government accounted for approximately 34% and 80% of the accounts receivable balance at December 31, 2003 and 2002, respectively. In 2003, 27% of consolidated revenue was earned from development contracts with a single commercial customer.

***Income taxes*** Deferred tax assets and liabilities are recorded for differences between the financial statement and tax bases of the assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

***Net loss per share*** Basic net loss per share is calculated on the basis of the weighted-average number of common shares outstanding during the periods. Net loss per share assuming dilution is calculated on the basis of the weighted-average number of common shares outstanding and the dilutive effect of all potentially dilutive securities, including common stock equivalents and convertible securities. Net loss per share assuming dilution for 2003, 2002 and 2001 is equal to basic net loss per share because the effect of dilutive securities outstanding during the periods including options and warrants computed using the treasury stock method, is anti-dilutive. The dilutive securities and convertible securities that were not included in earnings per share were 6,295,000, 4,051,000, and 5,672,000 at December 31, 2003, 2002 and 2001, respectively.

***Research and development*** Research and development costs are expensed as incurred. As described in Note 9, Lumera issued shares of its common stock in connection with a research agreement. The value of these shares is amortized over the period of the research agreement.

***Fair value of financial instruments*** The Company's financial instruments include cash and cash equivalents, investment securities, accounts receivable, accounts payable, accrued liabilities and long-term debt. The carrying amount of long-term debt at December 31, 2003 and 2002 was not materially different from the fair value based on rates available for similar types of arrangements.

***Long-lived assets*** The Company periodically evaluates the recoverability of its long-lived assets based on expected undiscounted cash flows and recognizes impairment of the carrying value of long-lived assets, if any, based on the fair value of such assets.

***Research liability*** As described in Note 13, the Company recognizes expense under the Sponsored Research Agreement with the UW on a straight-line basis over the remaining term of the agreement. The Company has recorded a liability for the difference between the expense recognized and cash payments. As of December 31, 2003, the Company had recognized cumulative expense of $6,323,000 and made cumulative cash payments of $4,375,000.

***Stock-based compensation*** The Company and its subsidiary each have stock-based employee compensation plans, which are more fully described in Note 12.

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related amendments and interpretations, including FASB Interpretation Number ("FIN") 44, "Accounting for Certain Transactions Involving Stock Compensation," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-based Compensation." The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18.

Total non-cash stock option expense related to employee and director awards was $271,000, $277,000, and $642,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Had compensation cost for employee and director options been determined using the fair values at the grant dates consistent with the methodology prescribed under SFAS 123, the Company's consolidated net loss available to common shareholders and associated net loss per share would have increased to the pro forma amounts indicated below:

| *Year ended December 31,* | **2003** | 2002 | 2001 |
|---|---|---|---|
| *in thousands* | | | |
| Net loss available for common shareholders, as reported | **$ (26,163)** | $ (27,176) | $ (34,794) |
| Add: Stock-based employee compensation expense included in net loss available for common shareholders, as reported | **266** | 270 | 618 |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards | **(8,915)** | (16,410) | (18,954) |
| Net loss available for common shareholders, pro forma | **$ (34,812)** | $ (43,316) | $ (53,130) |
| Net loss per share – basic and diluted | | | |
| As reported | **$ (1.46)** | $ (1.93) | $ (2.85) |
| Pro forma | **$ (1.94)** | $ (3.08) | $ (4.35) |

***New accounting pronouncements*** In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." In December 2003, the FASB revised this interpretation. The Company is required to adopt the provisions of FIN 46 no later than March 31, 2004. At December 31, 2003, the Company does not own an interest in any entities which meet the definition of a "variable interest entity." As a result, the Company does not anticipate that the adoption of FIN 46 during the first quarter of 2004 will have a material impact on its results of operations, financial position, or cash flows.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), many of which were previously classified as equity. On October 29, 2003, the FASB voted to defer the provisions of paragraphs 9 and 10 of SFAS No. 150 as they apply to mandatorily redeemable noncontrolling interests. The Company adopted the non-deferred provisions of SFAS No. 150 effective July 1, 2003. The Company will evaluate the applicability of any changes to the deferred provisions upon their reissuance, but does not anticipate the adoption of these provisions to have a material impact on its financial position or results of operations.

## NOTE 3 — *Long-term contracts*

Cost and estimated earnings in excess of billings on uncompleted contracts comprises amounts of revenue recognized on contracts that the Company has not yet billed to customers because the amounts were not contractually billable at December 31, 2003 and 2002.

The following table summarizes when the Company will be contractually able to bill the balance as of December 31, 2003 and 2002:

| *December 31,* | 2003 | 2002 |
|---|---|---|
| Billable within 30 days | $ 392,000 | $ 821,000 |
| Billable between 31 and 90 days | 204,000 | 105,000 |
| Billable after 90 days | 68,000 | 147,000 |
| | $ 664,000 | $ 1,073,000 |

The Company's current contracts with the U.S. government are primarily cost plus fixed fee type contracts. Under the terms of a cost plus fixed fee contract, the U.S. government reimburses the Company for negotiated actual direct and indirect cost incurred in performing the contracted services. The Company is under no obligation to spend more than the contract value to complete the contracted services. The period of performance is generally one year. Each of the Company's contracts with the United States government can be terminated for convenience by the government at any time.

In April 2003, the Company entered into a $2,200,000 contract modification with the U.S. Army's Aviation Applied Technology Directorate to continue work on an advanced helmet mounted display and imaging system to be used in the Virtual Cockpit Optimization Program.

In April 2003, the Company entered into a $1,600,000 contract modification with the U.S. Army's Medical Research Acquisition Activities, Telemedicine and Advanced Technology Research Center to continue development of a mobile wireless personal display system for medical applications.

In May 2002, the Company entered into a $3,300,000 contract modification with the U.S. Army's Aviation Applied Technology Directorate to continue work on an advanced helmet-mounted display and imaging system to be used in the Virtual Cockpit Optimization Program.

In July 2002, the Company entered into a $1,900,000 contract with the NASA Langley Research Center to deliver a prototype cockpit helmet display for the Synthetic Visions Systems project.

In August 2002, the Company entered into a $1,100,000 contract modification with the U.S. Army's Medical Research Acquisition Activities Telemedicine and Advanced Technology Research Center to continue development of a mobile wireless personal display system for medical applications.

In November 2002, Lumera entered into a $1,000,000 contract modification with the U.S. government to design new Optical Materials appropriate for the fabrication of a wideband optical modulator demonstration system.

In April 2001, the Company entered into a $2,900,000 contract modification with the U.S. Army's Aviation Applied Technology Directorate to continue work on an advanced helmet-mounted display and imaging system to be used in the Virtual Cockpit Optimization Program. In addition, the Company entered into a $4,200,000 contract modification with the U.S. Army's Aircrew Integrated Helmet Systems Program office to further advance the form and functional development of a helmet-mounted display.

In October 2001, the Company entered into a $1,500,000 subcontract with Concurrent Technologies Corporation in support of the Office of Naval Research's Battlespace Information Display Technology program. The purpose of the program is to develop micro-electrical mechanical systems for use in displaying information on the battlefield.

In December 2001, the Company entered into a $3,300,000 contract with the U.S. Army's Medical Research Acquisition Activities Telemedicine and Advanced Technology Research Center for the initial phase in the development of a mobile wireless personal display system for medical applications.

The following table summarizes the costs incurred on the Company's revenue contracts:

| *December 31,* | 2003 | 2002 |
|---|---|---|
| Costs and estimated earnings incurred on uncompleted contracts | $ 15,478,000 | $ 18,909,000 |
| Billings on uncompleted contracts | (14,867,000) | (18,066,000) |
| | $ 611,000 | $ 843,000 |
| Included in accompanying balance sheets under the following captions: | | |
| Costs and estimated earnings in excess of billings on uncompleted contracts | $ 664,000 | $ 1,073,000 |
| Billings in excess of costs and estimated earnings on uncompleted contracts | (53,000) | (230,000) |
| | $ 611,000 | $ 843,000 |

## NOTE 4 *Investments available-for-sale*

The following table summarizes the composition of the Company's available-for-sale investment securities at December 31, 2003 and 2002:

| *December 31,* | 2003 | 2002 |
|---|---|---|
| U.S. government debt securities | $ 6,976,000 | $ 3,768,000 |
| U.S. corporate debt securities | 4,102,000 | 1,536,000 |
| | $ 11,078,000 | $ 5,304,000 |

The fair value of the available-for-sale investment securities by contractual maturity at December 31, 2003 is as follows:

| | Fair Value |
|---|---|
| Due in one year or less | $ 11,078,000 |
| Due in one year through two years | — |
| Due in two years through three years | — |
| | $ 11,078,000 |

## NOTE 5 *Inventory*

Inventory consists of the following:

| *December 31,* | 2003 | 2002 |
|---|---|---|
| Raw materials | $ 98,000 | $ 456,000 |
| Work in process | — | 92,000 |
| Finished goods | 233,000 | 199,000 |
| | $ 331,000 | $ 747,000 |

## NOTE 6 Accrued liabilities

Accrued liabilities consist of the following:

| December 31, | 2003 | 2002 |
|---|---|---|
| Bonuses | $ 1,487,000 | $ 1,413,000 |
| Payroll and payroll taxes | 858,000 | 831,000 |
| Compensated absences | 508,000 | 512,000 |
| Taxes other than income taxes | 429,000 | 324,000 |
| Facility closing costs | 431,000 | — |
| Professional fees | 236,000 | 408,000 |
| Relocation | 205,000 | 196,000 |
| Subcontractors | 81,000 | 163,000 |
| Other | 929,000 | 462,000 |
| | $ 5,164,000 | $ 4,309,000 |

## NOTE 7 Property and equipment, net

Property and equipment consist of the following:

| December 31, | 2003 | 2002 |
|---|---|---|
| Lab and production equipment | $ 7,152,000 | $ 6,261,000 |
| Leasehold improvements | 4,666,000 | 4,606,000 |
| Computer hardware and software | 3,874,000 | 3,648,000 |
| Office furniture and equipment | 1,030,000 | 1,043,000 |
| | 16,722,000 | 15,558,000 |
| Less: Accumulated depreciation | (10,764,000) | (7,886,000) |
| | $ 5,958,000 | $ 7,672,000 |

## NOTE 8 Receivables from related parties

In 2000, the Board of Directors authorized the Company to provide unsecured lines of credit to each of the Company's three senior officers. The limit of the line of credit is three times the executives' base salary less any amounts outstanding under the Executive Option Exercise Note Plan. In 2002 and 2001, the Board of Directors authorized a $200,000 and $500,000 addition, respectively, to the limit for one senior officer. The lines of credit carry interest rates of 5.4% to 6.2%. The lines of credit must be repaid within one year of the senior officer's termination or within thirty days of demand by the Company in the event of a plan termination, provided that in the event of such a demand the senior officer may elect to deliver a promissory note with a one-year term in lieu of payment. At December 31, 2003 and 2002, a total of $2,723,000 and $2,743,000, respectively, was outstanding under the lines of credit.

The Company determined that one of its senior officers may have insufficient net worth and short-term earnings potential to repay loans outstanding under the Company's lines of credit. In 2003 and 2002, the Company recorded an allowance for doubtful accounts for receivables from senior officers of $200,000 and $700,000, respectively. The balance of the allowance for doubtful accounts for receivables from senior officers was $900,000 and $700,000 at December 31, 2003 and 2002, respectively.

Under current SEC rules, the Company is prohibited from changing the repayment terms of the lines of credit. No repayments have been made on the outstanding lines of credit. At December 31, 2003, the Company reclassified the loan balance to shareholder's equity under the guidance provided by the SEC for loans to shareholders due to the absence of any repayments of the loans to date. The Company has no plans to forgive the principal balance outstanding under the lines of credit.

In 2000, three executive officers of the Company exercised a total of 128,284 stock options, in exchange for full recourse notes totaling $285,000. These notes bear interest at 4.6% to 6.2% per annum. Each note is payable in full upon the earliest of (1) a fixed date ranging from January 31, 2001 to December 31, 2004 depending on the expiration of the options exercised; (2) the sale of all of the shares acquired with the note; (3) on a pro rata basis upon the partial sale of shares acquired with the note, or (4) within 90 days of the officer's termination of employment. At both December 31, 2003 and 2002, a total of $165,600 was outstanding under the full recourse notes. The notes are included as subscriptions receivable from related parties in shareholders' equity on the consolidated balance sheet.

The interest on both the lines of credit and the full recourse notes is forgiven if the executive is an employee of the Company at December 31 of the respective year. Compensation expense of $163,000 and $159,000 was recognized in 2003 and 2002, respectively, for interest forgiven.

## NOTE 9 Lumera subsidiary equity transactions

In March 2000, Lumera issued 4,700,000 shares of its Class B common stock to the Company for services provided by the Company to Lumera valued at $94,000. At the same time, Lumera issued 670,000 shares of its Class B common stock to certain Microvision employees for $12,000 in cash. Shares of Lumera Class B common stock have ten votes per share.

In January 2001, Lumera issued 802,000 shares of Lumera Class A common stock to the UW at a value of $3.75 per share in connection with the research agreement described in Note 13. Shares of Lumera Class A common stock have one vote per share. The valuation of the shares issued to the UW was more than the per share carrying amount of the Company's interest in Lumera. Although the Company's percentage ownership in Lumera was reduced as a result of this transaction, the increased value of Lumera stock on the change in ownership interest resulted in a gain for the Company. The amount of the gain of $3,001,000 resulting from the revaluation of the Company's interest in Lumera was credited to paid-in capital.

In March 2001, Lumera issued 2,400,000 shares of its Series A preferred stock at a price of $10.00 per share. Included in this total were 264,000 shares issued to the Company in repayment of intercompany borrowings. The Lumera Series A preferred stock is convertible into shares of Lumera Class A common stock and has voting rights equivalent to the Class A common stock. Holders of the Lumera Series A preferred stock are entitled to receive noncumulative dividends at a rate of $0.60 per share per annum, when and if declared by Lumera's Board of Directors. On any liquidation of Lumera, each holder of Lumera Series A preferred stock is entitled to receive an amount of $10.00 per share in preference to any distribution to the holders of Lumera common stock. Upon full payment of the Series A preferences, the holders of Lumera preferred and common stock share in any further distributions based on the number of shares of common stock held (on an as converted basis) until the holders of the Lumera Series A preferred stock receive an aggregate of $30.00 per share. Thereafter, any remaining funds and assets of Lumera are distributed pro rata among the holders of the common stock. While not redeemable, the Series A preferred stock contains a provision which, in the event of a change in control of Lumera, gives the holders of the preferred stock the right to receive a cash distribution equal to the liquidation preference on the preferred stock.

In September 2001, Lumera issued fully vested options to purchase 33,000 shares of Class A common stock at an exercise price of $10.00 per share to a consultant for services completed. The options expire 10 years following the date of issue. The options were valued at $137,000 on the grant date, are not subject to remeasurement and were fully expensed in the period granted. The estimated fair value was determined using the Black-Scholes option-pricing model with the following assumptions: underlying security fair market value of $5.34, dividend yield of zero percent, expected volatility of 80%, risk-free interest rate of 4.0%, expected life of 10 years.

In October 2002, Lumera paid $200,000 and issued a warrant to purchase 164,000 shares of Lumera Class A Common Stock at an exercise price of $3.65 per share to Arizona Microsystems, Inc. in exchange for a license of certain Arizona Microsystems, Inc. technology. The warrant expires 10 years following the date of grant, and vests 25% on the date of grant and 25% annually from the date of grant. The warrant was valued at the date of grant at $133,000. The total purchase price of $333,000 was recorded as capitalized licensing costs and is included in "Other Assets" at December 31, 2002. The fair value of the warrant was estimated using the Black-Scholes option pricing model with a stock price of $0.98 per share, dividend yield of zero percent; expected volatility of 100%; risk-free interest rate of 4.0% and expected life of ten years. Lumera is required to pay an additional $200,000 to Arizona Microsystems, Inc. if Lumera completes financing transactions accumulating to greater than $10,000,000.

In August 2003, Lumera raised $1,900,000, before issuance costs of $34,000, from the sale of 944,000 shares of Series B convertible preferred stock to Microvision and other purchasers. Microvision purchased 434,000 of these shares for an aggregate purchase price of $868,000. In October 2003, Lumera raised $782,000 before issuance costs of $32,000, from the sale of 391,000 shares of Series B convertible preferred stock. Microvision did not purchase additional shares of Series B preferred stock in the October 2003 offering. Each share of Series B preferred stock is convertible into one share of Lumera common stock. The Lumera Series B preferred stock is convertible into shares of Lumera Class A common stock and has voting rights equivalent to the Class A common stock. Holders of the Lumera Series B preferred stock are entitled to receive noncumulative dividends at a rate of $0.12 per share per annum, when and if declared by Lumera's Board of Directors. On any liquidation of Lumera, each holder of Lumera Series B preferred stock is entitled to receive an amount of $2.00 per share in preference to any distribution to the holders of Lumera common stock. Upon full payment of the Series B preferences, the holders of Lumera preferred and common stock share in any further distributions based on the number of shares of common stock held (on an as converted basis) until the holders of the Lumera Series B preferred stock receive an aggregate of $6.00 per share. Thereafter, any remaining funds and assets of Lumera are distributed pro rata among the holders of the common stock. While not redeemable, the Series B preferred stock contains a provision which, in the event of a change in control of Lumera, gives the holders of the preferred stock the right to receive a cash distribution equal to the liquidation preference on the preferred stock.

In August 2003, Lumera issued options to purchase an aggregate of 164,000 shares of its Class A Common Stock to two consultants in connection with entering into certain consulting agreements. Each holder was granted a warrant to purchase up to 82,000 shares of Class A Common Stock at a price of $3.65 per share with a ten year life. In aggregate, 41,000 of the options were vested on the grant date. The remaining 123,000 shares vest one-third on each subsequent annual anniversary of the grant date and are subject to remeasurement at each balance sheet date during the vesting period. The deferred compensation and liability related to these options is being amortized to non-cash compensation expense over the two year period of service under the agreements. The aggregate value of both options was estimated at $136,000 at the grant date and December 31, 2003. Total non-cash compensation expense was $32,000 for the year ended December 31, 2003. The fair values of the options were estimated at the grant date and December 31, 2003, using the Black-Scholes option pricing model with the following weighted-average assumptions: underlying security fair market value of $0.98, dividend yield of zero percent; expected volatility of 100% for both measurement dates; risk-free interest rates of 4.4% and 4.3%; and expected lives of 10 and 9.7 years, respectively.

Losses in Lumera are first allocated to the holders of the common stock and then to the holders of the preferred shareholders pro rata in accordance with their respective ownership interest. Losses are not allocated to the options and warrants until exercised.

Lumera common stock, Series A preferred stock and Series B preferred stock are eliminated in consolidation with Microvision interests in Lumera common stock, Series A preferred stock, Series B preferred stock and options and warrants to purchase equity in Lumera held by investors other than the Company, and are presented as minority interests on the Company's consolidated balance sheet. A reconciliation of the changes in ownership interests is as follows:

| | Minority Interests | | | | |
|---|---|---|---|---|---|
| | Common | Preferred | Total | Microvision | Total |
| *in thousands* | | | | | |
| Balance at December 31, 2000 | — | — | — | (2,798) | (2,798) |
| Issuance of common stock to UW | 3,009 | — | 3,009 | — | 3,009 |
| Change in interest | (3,001) | — | (3,001) | 3,001 | — |
| Issuance of preferred stock, net | — | 21,242 | 21,242 | 2,640 | 23,882 |
| Options and warrants | 168 | — | 168 | 719 | 887 |
| Loss allocation for 2001 | (8) | (6,586) | (6,594) | (3,045) | (9,639) |
| Balance at December 31, 2001 | 168 | 14,656 | 14,824 | 517 | 15,341 |
| Options and warrants | 140 | — | 140 | — | 140 |
| Loss allocation for 2002 | — | (7,741) | (7,741) | (957) | (8,698) |
| Balance at December 31, 2002 | 308 | 6,915 | 7,223 | (440) | 6,783 |
| Issuance of preferred stock, net | — | 1,735 | 1,735 | 868 | 2,603 |
| Options and warrants | 14 | — | 14 | — | 14 |
| Loss allocation for 2003 | — | (7,125) | (7,125) | (958) | (8,083) |
| Balance at December 31, 2003 | $ 322 | $ 1,525 | $ 1,847 | $ (530) | $ 1,317 |

## NOTE 10 Common stock

As described in Note 13 "Commitments and Contingencies", in February 2001 the Company issued 37,000 shares of common stock valued at $1,000,000 to the UW in connection with the purchase of an exclusive license agreement.

In October 2001, the Company raised $11,000,000 (before issuance costs) upon issuance of 971,000 shares of common stock to a group of private investors. The investors also acquired fully vested warrants to purchase an aggregate of 146,000 shares of common stock at a price of $14.62 per share for a period of four years. The exercise price of the warrants was greater than the fair market value of the common stock of the date of issue.

In March 2002, the Company raised $6,028,000 (before issuance costs) upon issuance of 524,000 shares of common stock to a group of private investors.

In July 2002, the Company raised $3,000,000 (before issuance costs) upon issuance of 938,000 shares of common stock to a group of private investors. The investors also acquired fully vested warrants to purchase 234,000 shares of common stock at a price of $4.80 per share, for a period of five years. The exercise price of the warrants was greater than the fair market value of the common stock on the date of issue.

In August 2002, the Company raised $3,000,000 (before issuance costs) upon issuance of 686,000 shares of common stock to a group of private investors. The investors also acquired fully vested warrants to purchase 137,000 shares of common stock at a price of $6.56 per share, for a period of five years. The exercise price of the warrants was greater than the fair market value of the common stock on the date of issue.

In March 2003, the Company raised $12,560,000, before issuance costs of $970,000, from the sale of 2,644,000 shares of common stock and warrants to purchase 529,000 shares of common stock at an exercise price of $6.50 per share. Each share of common stock and accompanying partial warrant was sold for $4.75. The warrants are first exercisable in September 2003 and expire in March 2008. The exercise price of the warrants was greater than the fair market value of the common stock on the date of issue.

In August 2003, the Company issued 8,600 fully vested shares of Microvision common stock to a professional services firm in connection with consulting services provided to the Company. The shares were valued at $7.28, the closing price on the date of issuance, and the full value of the shares, $63,000, was charged to non-cash compensation at the time of issuance.

In November 2003, the Company raised $22,250,000, before issuance costs of $1,454,000, from the sale of 3,560,000 shares of common stock to a group of private investors.

## NOTE 11 Warrants

In September 2003, the Company issued two warrants to purchase an aggregate of 70,000 shares of common stock to a third party in exchange for services provided to the Company. One warrant grants the holder the right to purchase up to 60,000 shares of common stock at a price of $7.50 per share. The warrant vests in three equal tranches on the date of grant, in December 2003, and March 2004. The other warrant grants the holder the right to purchase up to 10,000 shares at a price of $12.00 per share and vests in March 2004. The unvested warrants are subject to remeasurement at each balance sheet date. The deferred compensation related to these warrants is being amortized to non-cash compensation expense over the fourteen month service period of the agreement. Non-cash amortization expense related to these warrants was $192,000 for 2003. The total value of the warrants was estimated on December 31, 2003 and the grant date at $318,000 and $328,000, respectively. The fair values of the warrants were estimated on the date of grant and December 31, 2003, using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected volatilities of 83%, risk-free interest rates of 2.7% and dividend yields of zero percent. The expected lives used at the measurement dates above were 4 years and 3.9 years, respectively.

In August 2000, the Company issued warrants to purchase an aggregate of 200,000 shares of common stock to two consultants in connection with entering into certain consulting agreements with the Company. One of the consultants subsequently became a director. The warrants grant each of the holders the right to purchase up to 100,000 shares of common stock at a price of $34.00 per share. The warrants to purchase an aggregate of 150,000 shares vested over three years and were subject to remeasurement at each balance sheet date during the vesting period. The remaining warrants to purchase an aggregate of 50,000 shares had a measurement date at the time of grant. The deferred compensation related to these warrants is being amortized to non-cash compensation expense over the five-year period of service under the agreements. The total original value of both warrants was estimated at $5,476,000. Due to stock price fluctuations, the subsequent values for those warrants subject to remeasurement were estimated at $2,975,000, $2,979,000 and $3,441,000 as of June 7, 2003, December 31, 2002 and 2001, respectively. On June 7, 2003, the warrants became fully vested and the value of both warrants was fixed. Total non-cash amortization expense was $595,000, $542,000 and $775,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The fair values of the warrants were estimated at June 7, 2003, December 31, 2002 and 2001, using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of zero percent; and expected volatility of 83% for all measurement dates; risk-free interest rates of 4.0%, 5.0% and 5.9%; and expected lives of 7.4, 8.1 and 9.2 years.

The following table summarizes activity with respect to Microvision common stock warrants during the three years ended December 31, 2003:

| | Shares | Weighted-average Exercise Price |
|---|---|---|
| Outstanding at December 31, 2000 | 463,000 | $ 29.11 |
| Granted: | | |
| Exercise price greater than fair value | 158,000 | 14.62 |
| Exercise price less than fair value | 1,000 | 8.00 |
| Exercised | (7,000) | 11.57 |
| Canceled/expired | — | — |
| Outstanding at December 31, 2001 | 615,000 | 25.55 |
| Granted: | | |
| Exercise price greater than fair value | 372,000 | 5.45 |
| Exercised | (5,000) | 8.00 |
| Canceled/expired | (7,000) | 8.00 |
| Outstanding at December 31, 2002 | 975,000 | 18.10 |
| Granted: | | |
| Exercise price greater than fair value | 539,000 | 6.60 |
| Exercise price less than fair value | 60,000 | 7.50 |
| Exercised | — | — |
| Canceled/expired | — | — |
| **Outstanding at December 31, 2003** | **1,574,000** | **$ 13.76** |
| **Exercisable at December 31, 2003** | **1,544,000** | **$ 13.85** |

The following table summarizes information about the weighted-average fair value of Microvision common stock warrants granted:

| *Year ended December 31,* | **2003** | 2002 | 2001 |
|---|---|---|---|
| Exercise price greater than fair value | **$ 1.69** | $ 1.29 | $ 5.82 |
| Exercise price less than fair value | **4.10** | — | 18.39 |

The following table summarizes information about Microvision common stock warrants outstanding and exercisable at December 31, 2003:

| | Warrants outstanding and exercisable | | | Warrants exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number outstanding at Dec. 31, 2003 | Weighted-avg. remaining contractual life (years) | Weighted-average exercise price | Number exercisable at Dec. 31, 2003 | Weighted-average exercise price |
| $ 4.80 – $ 6.50 | 763,000 | 3.99 | $ 5.98 | 763,000 | $ 5.98 |
| $ 6.56 – $ 7.50 | 197,000 | 3.67 | 6.85 | 177,000 | 6.77 |
| $12.00 – $14.62 | 180,000 | 1.70 | 14.33 | 170,000 | 14.47 |
| $16.00 – $20.32 | 179,000 | 0.30 | 19.09 | 179,000 | 19.09 |
| $34.00 | 200,000 | 6.61 | 34.00 | 200,000 | 34.00 |
| $53.00 – $61.13 | 55,000 | 1.28 | 53.73 | 55,000 | 53.73 |
| $ 4.80 – $61.13 | 1,574,000 | | | 1,544,000 | |

The fair value of the Microvision common stock warrants granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively: dividend yield of zero percent and expected volatility of 83% for all years; risk-free interest rates of 2.1%, 2.2% and 2.9%; and expected lives of 3, 2 and 2 years, respectively.

## NOTE 12 Options

The Company has several stock option plans ("Option Plans") that provide for granting incentive stock options ("ISOs") and nonqualified stock options ("NSOs") to employees, directors, officers and certain non-employees of the Company as determined by the Board of Directors, or its designated committee ("Plan Administrator"). The Company deems the fair market value of its stock on any given trading day to be the closing price of its stock on the Nasdaq National Market on that date.

In December 2003, the Board of Directors authorized extending the original expiration date for all outstanding employee options with original expiration terms of less than 10 years. Under terms of the offer, employees could extend the life of options that had original lives less than ten years by five years from the original expiration date. No other terms of the options were amended. All options were fully vested on the offer date. The extensions were voluntary and, in total, holders elected to extend 263,000 of the 264,000 eligible shares. At the time of the extensions the Company recorded $145,000 in non-cash compensation expense for the excess of the fair market value of the common stock over the relevant exercise prices of the options on the modification date.

In November 2002, the Company offered to exchange most of its outstanding options to purchase common stock for new options scheduled to be granted on or after June 11, 2003. All eligible options that were properly submitted for exchange were accepted and cancelled effective December 10, 2002. Employees tendered options to purchase an aggregate of 2,521,714 shares of the Company's common stock. Under the terms of the exchange program, the Company granted new options to purchase an aggregate of 1,731,825 shares of the Company's common stock on June 13, 2003. The exercise price of the new options was $7.00 per share.

In May 2002, shareholders approved an amendment to the 1996 Stock Option Plan, increasing the number of shares reserved for the Plan by 2,500,000 to 8,000,000. The shareholders also approved amendments to the Independent Director Stock Option Plan ("Director Option Plan") that increased the total shares reserved for the Plan by 350,000 to 500,000 shares; established a fully vested option grant to purchase 15,000 shares to each independent director upon initial election or appointment to the Board of Directors; increased the number of shares granted in the annual initial and reelection grants from 5,000 to 15,000; granted a one-time option to each independent director to purchase 10,000 shares; and, authorized the Board of Directors to make discretionary grants.

In October 2001, the Board of Directors granted the independent directors options to purchase an aggregate of 57,232 shares subject to shareholder approval. In May 2002, the shareholders approved the grants.

For Option Plan grants, other than non-discretionary grants to directors, the date of grant, option price, vesting period and other terms specific to options granted are determined by the Plan Administrator. The specific terms of Mandatory Director Grants are specified by the plan document.

Stock options issued under the Option Plans, other than the Director Option Plan, generally have vesting ranges from three years to four years; expirations of 10 years; and exercise prices greater than or equal to the fair market value of the Company's stock on the date of grant.

The Director Option Plan provides for two types of Mandatory Grants: a fully vested option to purchase 15,000 shares of common stock to each independent director upon initial election or appointment to the Board of Directors, and an additional initial or annual reelection option to purchase 15,000 shares of common stock, which vests no later than the Company's subsequent regularly scheduled annual shareholders' meeting. For both types of Mandatory Grants, the exercise prices are set equal to the average closing price of the Company's common stock as reported on the Nasdaq National Market during the ten trading days prior to the date of grant and have ten year terms. Upon leaving the Board, the director's grants remain exercisable until their expiration dates.

During 2001, the Company issued 462,000 options, outside of its stock option plans, to employees who are not executive officers of the Company. The terms and conditions of these options issued are the same as those issued under the Option Plans, except for the vesting provisions. These grants vest 25% on the grant date, 25% six months from the grant date, 25% one year from grant date and 25% eighteen months from grant date.

In October 2001, the Company granted, subject to shareholder approval, 127,000 options to independent directors. As the issuance of these options was contingent upon shareholder approval, there was no measurement date for these options at December 31, 2001. In May 2002, shareholders approved these issuances. Deferred compensation of $133,000 was recorded related to these options as the fair value of the stock at the measurement date was greater than the exercise price.

The following table summarizes activity with respect to Microvision common stock options for the three years ended December 31, 2003:

| | Shares | Weighted-average exercise price |
|---|---|---|
| Outstanding at December 31, 2000 | 3,054,000 | $ 24.65 |
| Granted: | | |
| Exercise price greater than fair value | 1,566,000 | 18.35 |
| Exercise price equal to fair value | 934,000 | 19.24 |
| Exercise price less than fair value | 70,000 | 13.52 |
| Exercised | (92,000) | 11.85 |
| Forfeited | (475,000) | 27.30 |
| Outstanding at December 31, 2001 | 5,057,000 | 21.52 |
| Granted: | | |
| Exercise price greater than fair value | 106,000 | 10.23 |
| Exercise price equal to fair value | 694,000 | 9.71 |
| Exercised | (3,000) | 7.40 |
| Cancelled under exchange program | (2,522,000) | 24.63 |
| Forfeited | (256,000) | 20.28 |
| Outstanding at December 31, 2002 | 3,076,000 | 16.03 |
| Granted: | | |
| Exercise price greater than fair value | 1,935,000 | 7.15 |
| Exercise price equal to fair value | 378,000 | 6.76 |
| Exercise price less than fair value | 197,000 | 6.93 |
| Exercised | (82,000) | 6.60 |
| Forfeited | (783,000) | 10.06 |
| Outstanding at December 31, 2003 | **4,721,000** | **$ 12.43** |
| Exercisable at December 31, 2003 | **3,030,000** | **$ 13.56** |

The following table summarizes information about the weighted-average fair value of Microvision common stock options granted:

| Year ended December 31, | 2003 | 2002 | 2001 |
|---|---|---|---|
| Exercise price greater than fair value | $ 3.19 | $ 5.45 | $ 8.89 |
| Exercise price equal to fair value | 4.26 | 6.58 | 12.84 |
| Exercise price less than fair value | 2.69 | — | 8.68 |

The following table summarizes information about Microvision common stock options outstanding and exercisable at December 31, 2003:

| | Options outstanding | | | Options exercisable | |
|---|---|---|---|---|---|
| Range of exercise prices | Number outstanding at Dec. 31, 2003 | Weighted-avg. remaining contractual life (years) | Weighted-average exercise price | Number exercisable at Dec. 31, 2003 | Weighted-average exercise price |
| $ 3.25 – $ 3.25 | 5,000 | 8.55 | $ 3.25 | 1,000 | $ 3.25 |
| $ 3.37 – $ 5.25 | 96,000 | 8.59 | 4.36 | 21,000 | 4.41 |
| $ 5.32 – $ 6.21 | 140,000 | 9.23 | 5.93 | 13,000 | 5.43 |
| $ 6.25 – $ 7.02 | 1,808,000 | 9.21 | 6.97 | 932,000 | 6.95 |
| $ 7.06 – $10.21 | 498,000 | 7.88 | 8.88 | 304,000 | 8.89 |
| $10.31 – $15.00 | 1,439,000 | 7.23 | 14.27 | 1,282,000 | 14.56 |
| $15.13 – $20.00 | 227,000 | 7.08 | 18.34 | 142,000 | 18.40 |
| $20.25 – $30.88 | 233,000 | 7.04 | 25.33 | 146,000 | 25.27 |
| $31.11 – $42.94 | 266,000 | 6.33 | 35.02 | 182,000 | 35.39 |
| $47.13 – $60.75 | 9,000 | 6.18 | 49.26 | 7,000 | 49.26 |
| $ 3.25 – $60.75 | 4,721,000 | | | 3,030,000 | |

***Lumera subsidiary stock option plans*** In 2000, Lumera adopted the 2000 Stock Option Plan (the "Lumera Plan"). The Lumera Plan provides for the granting of stock options to employees, consultants and non-employee directors of Lumera. Lumera has reserved 3,000,000 shares of Class A common stock for issuance pursuant to the Lumera Plan. The terms and conditions of any options granted, including date of grant, the exercise price and vesting period are to be determined by the Plan Administrator. Stock options issued under the Lumera Plan generally vest over four years and expire after ten years.

The following table summarizes activity with respect to Lumera common stock options for the period from inception to December 31, 2003:

| | Shares | Weighted-average exercise price |
|---|---|---|
| Outstanding at December 31, 2000 | 167,000 | $ 1.01 |
| Granted: | | |
| Exercise price greater than fair value | 412,000 | 10.00 |
| Exercise price equal to fair value | 99,000 | 4.23 |
| Exercised | — | — |
| Forfeited | (43,000) | .76 |
| Outstanding at December 31, 2001 | 635,000 | 7.36 |
| Granted: | | |
| Exercise price equal to fair value | 96,000 | 10.00 |
| Forfeited | (98,000) | 4.63 |
| Outstanding at December 31, 2002 | 633,000 | 8.18 |
| Granted: | | |
| Exercise price greater than fair value | 309,000 | 3.38 |
| Forfeited | (37,000) | 10.00 |
| Outstanding at December 31, 2003 | **905,000** | **$ 6.47** |
| Exercisable at December 31, 2003 | **463,000** | **$ 7.26** |

Lumera options outstanding at December 31, 2003, 2002 and 2001 had weighted-average contractual lives of 8.2, 8.5 and 9.4 years, respectively.

The following table summarizes consolidated non-cash compensation expense related to options and warrants:

| *Year ended December 31,* | 2003 | 2002 | 2001 |
|---|---|---|---|
| Lumera stock issued to the University of Washington | **$ 1,003,000** | $ 1,003,000 | $ 844,000 |
| Company and Lumera stock options issued to consultants | **882,000** | 571,000 | 1,047,000 |
| Lumera stock warrant issued to Arizona Microsystems | **—** | 133,000 | — |
| Company and Lumera stock options issued to employees | **270,000** | 219,000 | 411,000 |
| Company stock and options issued to independent directors | **1,000** | 58,000 | 231,000 |
| | **$ 2,156,000** | $ 1,984,000 | $ 2,533,000 |

*Fair value disclosures* The fair values of Microvision common stock options granted were estimated on the date of each grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively: dividend yield of zero percent; expected volatility of 83% for all years; risk-free interest rates of 2.2%, 4.2% and 4.1%; and expected lives of 3, 5 and 4 years. Actual forfeitures of 25.4%, 54.9% and 15.5% were used for the years ended December 31, 2003, 2002 and 2001, respectively. Excluding shares cancelled under the voluntary extension for grants with terms less than ten years, the actual forfeiture rate for 2003 was 16.3%. Excluding shares cancelled under the November 1, 2002 voluntary stock option exchange offer, the actual forfeiture rate for 2002 was 5.0%.

The fair values of the options granted by Lumera were estimated on the date of each grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively: dividend yield of zero percent; expected volatility of zero percent for all years; risk-free interest rates of 3.8%, 4.6% and 4.5%; and expected lives of 7, 7 and 6 years. Actual forfeitures of 5.8%, 15.4% and 10.0% were used for the years ended December 31, 2003, 2002 and 2001, respectively.

## NOTE 13 Commitments and contingencies

***Agreements with the University of Washington*** In October 1993, the Company entered into a Research Agreement and an exclusive license agreement ("License Agreement") with the UW. The License Agreement grants the Company the rights to certain intellectual property, including the technology being subsequently developed under the Microvision research agreement ("Research Agreement"), whereby the Company has an exclusive, royalty-bearing license to make, use and sell or sublicense the licensed technology. In consideration for the license, the Company agreed to pay a one-time nonrefundable license issue fee of $5,134,000. Payments under the Research Agreement were credited to the license fee. In addition to the nonrefundable fee, which has been paid in full, the Company is required to pay certain ongoing royalties. Beginning in 2001, the Company is required to pay the UW a nonrefundable license maintenance fee of $10,000 per quarter, to be credited against royalties due.

In March 1994, the Company entered into an exclusive license agreement ("HALO Agreement") with the UW. This technology involves the projection of data and images onto the inside of a dome that is placed over the viewer's head. The HALO Agreement grants the Company the exclusive right to market the technical information for the purpose of commercial exploitation. Under the agreement, the Company was obligated to pay to the UW $75,000 and issue 31,250 shares of common stock upon filing of the first patent application and $100,000 and issue 62,500 shares of common stock upon issuance of the first patent awarded. In 1999, the UW filed a patent application under the HALO Agreement and the Company recorded $452,000 as an expense, based on the value of the 31,250 shares of common stock on the patent filing date and the $75,000 cash payment, as an expense. The shares of common stock were issued and the cash payment was made in February 2000.

In February 2001, the Company entered into an amendment to the HALO Agreement, whereby it purchased the rights to HALO display technology from the UW for an additional cash payment of $100,000 and 37,000 shares of Microvision common stock valued at the closing price of the Company's common stock on the date of the amendment. The Company recorded $1,100,000, the total value of the shares of common stock and the cash payment, as a research and development expense.

In October 2000, Lumera entered into an exclusive license agreement ("Lumera License Agreement") and a Sponsored Research Agreement with the UW. The Lumera License Agreement grants Lumera exclusive rights to certain intellectual property including technology being developed under the Sponsored Research Agreement whereby Lumera has an exclusive royalty-bearing license to make, use, sell or sublicense the licensed technology. In consideration for the Lumera License Agreement, Lumera agreed to pay a one-time nonrefundable license issue fee of $200,000 to the UW, which was expensed as research and development, as there are no known alternative uses for the technology.

Under the terms of the Sponsored Research Agreement, Lumera issued 802,000 shares of Lumera's Class A common stock. The shares were vested in full by mutual agreement between the UW and Lumera on January 8, 2001. The estimated fair value of the shares issued was $3,009,000 and has been recorded as prepaid research and development expense, and will be amortized over the term of the research plan. Amortization expense of $1,003,000, $1,003,000 and $844,000 was recorded as non-cash compensation expense in 2003, 2002 and 2001, respectively. The balance in prepaid research expenses at December 31, 2003, December 31, 2002 and December 31, 2001 was $159,000, $1,162,000 and $2,165,000, respectively.

In connection with the Sponsored Research agreement, Lumera agreed to pay an aggregate of $9,000,000 in quarterly payments over three years. The first payment was made upon Lumera's acceptance of the UW research plan on February 26, 2001.

In February 2002, Lumera and the UW amended the Sponsored Research Agreement to extend quarterly payments and performance through 2005. In March 2003, Lumera and the UW entered into a second amendment to the Sponsored Research Agreement, which deferred certain 2003 payments until 2004. The amounts deferred under this second amendment were to be due on April 1, 2004. In November 2003, Lumera and the UW entered into a third amendment to the Sponsored Research Agreement. Under the terms of the amendment to, Lumera's payment obligation to the UW is reduced to $125,000 per quarter from October 1, 2003 to September 30, 2004, and $300,000 for the quarter ending December 31, 2004. If Lumera and the UW agree to extend the Sponsored Research Agreement though 2006, Lumera would be required to pay the UW $325,000 per quarter in 2005 and $375,000 per quarter in 2006. The amendment requires Lumera to make its unpaid payments of $2,000,000 due by May 2005, unless making the payment would materially adversely affect Lumera's ability to continue operations.

Under the terms of the third amendment, Lumera's payment obligation to the University of Washington is reduced to $7,050,000 from $9,000,000. Lumera has made payments to the University of Washington of $1,000,000, $1,125,000 and $2,250,000 and recognized expense of $1,924,000, $2,400,000 and $2,000,000 during 2003, 2002 and 2001, respectively under the Sponsored Research Agreement.

Lumera has also conditionally committed to provide $300,000 per year to the UW during the original three-year term of the Sponsored Research Agreement for additional research related to the Optical Materials. Lumera has paid $800,000 of this conditional commitment as of December 31, 2003.

Under the terms of the agreements, Lumera is also required to pay certain costs related to filing and processing of patents and copyrights related to the agreements. Additionally, Lumera will pay certain ongoing royalties.

As described in Note 9, Lumera is required to make an additional payment of $200,000 to Arizona Microsystems, Inc. if Lumera completes financing transactions totaling more than $10,000,000.

***Litigation*** The Company is subject to various claims and pending or threatened lawsuits in the normal course of business. The Company is not currently party to any legal proceedings that management believes the adverse outcome of which would have a material adverse effect on the Company's financial position, results of operations or cash flows.

***Lease commitments*** The Company leases its office space and certain equipment under noncancelable capital and operating leases with initial or remaining terms in excess of one year. The Company entered into a facility lease that commenced in April 1999, which includes extension and rent escalation provisions over the seven-year term of the lease. Rent expense is recognized on a straight-line basis over the lease term.

The Company entered into a 42 month facility lease that commenced in 2002 for office space in San Mateo, California. The Company has entered into a sublease agreement for this office space.

Future minimum rental commitments under capital and operating leases for years ending December 31 are as follows:

| | Capital leases | Operating leases |
|---|---|---|
| 2004 | $ 68,000 | $ 1,988,000 |
| 2005 | 36,000 | 1,992,000 |
| 2006 | — | 473,000 |
| 2007 | — | 46,000 |
| 2008 | — | — |
| Thereafter | — | — |
| Total minimum lease payments | 104,000 | $ 4,499,000 |
| Less: Amount representing interest | (8,000) | |
| Present value of capital lease obligations | 96,000 | |
| Less: Current portion | (62,000) | |
| Long-term obligation at December 31, 2003 | $ 34,000 | |

*Operating lease commitments amounts do not include the impact of contractual sublease receipts* of $179,000 *and* $144,000 for the years ended December 31, 2004 and 2005, respectively.

The capital leases are collateralized by the related assets financed and by security deposits held by the lessors under the lease agreements. The cost and accumulated depreciation of equipment under capital leases was $1,160,000 and $928,000, respectively, at December 31, 2003 and $1,231,000 and $810,000, respectively, at December 31, 2002.

Rent expense was $2,302,000, $1,639,000 and $1,557,000, for 2003, 2002 and 2001, respectively. Rent expense in 2003 includes $540,000 for the closure of the Company's facility in San Mateo, California.

***Long-term debt*** During 1999, the Company entered into a loan agreement with the lessor of the Company's corporate headquarters to finance $420,000 in tenant improvements. The loan carries a fixed interest rate of 10% per annum, is repayable over the initial term of the lease, which expires in 2006, and is secured by a letter of credit.

## NOTE 14 *Income taxes*

A provision for income taxes has not been recorded for 2003, 2002 or 2001 due to valuation allowances placed against the *net operating losses and deferred tax assets arising during such periods. A valuation allowance has been recorded for all* deferred tax assets because based on the Companies' history of losses since inception, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets.

At December 31, 2003, Microvision has net operating loss carry-forwards of approximately $139,268,000, for federal income tax reporting purposes. In addition, Microvision has research and development tax credits of $1,927,000. The net operating loss carry-forwards and research and development credits available to offset future taxable income, if any, will expire in varying amounts from 2008 to 2023 if not previously utilized. In certain circumstances, as specified in the Internal Revenue Code, a 50% or more ownership change by certain combinations of the Company's stockholders during any three-year period would result in limitations on the Company's ability to utilize its net operating loss carry-forwards. The Company has determined that such a change occurred during 1995 and the annual utilization of loss carry-forwards generated through the period of that change will be limited to approximately $761,000. An additional change occurred in 1996; and the limitation for losses generated in 1996 is approximately $1,600,000.

Lumera files a separate tax return. At December 31, 2003, Lumera has net operating loss carry-forwards of approximately $27,241,000 for federal income tax reporting purposes. In addition, Lumera has research and development tax credits of $692,000. The net operating loss carry-forwards and research and development credits available to offset future taxable income, if any, will expire in varying amounts from 2020 through 2023, if not previously utilized.

Deferred tax assets are summarized as follows:

| *December 31,* | 2003 | 2002 |
|---|---|---|
| Net operating loss carry-forwards – Microvision | $ 47,351,000 | $ 39,684,000 |
| Net operating loss carry-forwards – Lumera | 9,262,000 | 6,784,000 |
| R&D credit carry-forwards – Microvision | 1,927,000 | 2,127,000 |
| R&D credit carry-forwards – Lumera | 692,000 | 273,000 |
| Other | 4,281,000 | 3,191,000 |
| | 63,513,000 | 52,059,000 |
| Less: Valuation allowance | (63,513,000) | (52,059,000) |
| Deferred tax assets | $ — | $ — |

The valuation allowance and the research and development credit carry-forwards account for substantially all of the difference between the Company's effective income tax rate and the Federal statutory tax rate of 34%.

Certain net operating losses arise from the deductibility for tax purposes of compensation under nonqualified stock options equal to the difference between the fair value of the stock on the date of exercise and the exercise price of the options. For financial reporting purposes, the tax effect of this deduction when recognized is accounted for as a credit to shareholders' equity.

## NOTE 15 *Retirement savings plan*

The Company has a retirement savings plan ("the Plan") that qualifies under Internal Revenue Code Section 401(k). The Plan covers all qualified employees. Contributions to the Plan by the Company are made at the discretion of the Board of Directors.

In February 2000, the Board of Directors approved a plan amendment to match 50% of employee contributions to the Plan up to 6% of the employee's per pay period compensation, starting on April 1, 2000. During 2003, 2002 and 2001, the Company contributed $392,000, $351,000 and $271,000, respectively, to the Plan under the matching program.

## NOTE 16 *Segment information*

The Company is organized into two segments – Microvision, which is engaged in scanned beam displays and related technologies, and Lumera, which is engaged in optical systems components technology. The segments were determined based on how management views and evaluates the Company's operations.

The accounting policies used to derive reportable segment results are generally the same as those described in Note 2, "Summary of Significant Accounting Policies."

A portion of each segments' administration expenses arise from shared services and infrastructure that Microvision has provided to both segments in order to realize economies of scale and to efficiently use resources. These efficiencies include costs of certain legal, accounting, human resources and other Microvision corporate and infrastructure costs. These expenses are allocated to the segments and the allocation has been determined on a basis that the Company considered to be a reasonable reflection of the utilization of services provided to, or benefits received by, the segments.

The following tables reflect the results of the Company's reportable segments under the Company's management system. The performance of each segment is measured based on several metrics. These results are used, in part, by management, in evaluating the performance of, and in allocation of resources to, each of the segments.

| *in thousands* | Microvision | Lumera | Elimination | Total |
|---|---|---|---|---|
| *Year ended December 31, 2003* | | | | |
| Revenues | $ 12,927 | $ 1,725 | $ — | $ 14,652 |
| Cost of revenue | 6,032 | 1,014 | — | 7,046 |
| Research and development expense | 16,755 | 6,561 | — | 23,316 |
| Marketing, general and administrative expense | 14,557 | 1,270 | — | 15,827 |
| Non-cash compensation expense | 1,115 | 1,041 | — | 2,156 |
| Interest income | 342 | 39 | — | 381 |
| Interest expense | 51 | — | — | 51 |
| Segment loss | 25,205 | 8,083 | (7,125) | 26,163 |
| Depreciation | 1,924 | 1,185 | — | 3,109 |
| Expenditures for capital assets | 1,094 | 455 | — | 1,549 |
| Segment assets | 37,224 | 4,058 | (7,364) | 33,918 |
| *Year ended December 31, 2002* | | | | |
| Revenues | $ 14,971 | $ 946 | $ — | $ 15,917 |
| Cost of revenue | 6,667 | 330 | — | 6,997 |
| Research and development expense | 18,362 | 7,157 | — | 25,519 |
| Marketing, general and administrative expense | 15,577 | 1,221 | — | 16,798 |
| Non-cash compensation expense | 841 | 1,143 | — | 1,984 |
| Interest income | 860 | 199 | — | 1,059 |
| Interest expense | 59 | — | — | 59 |
| Segment loss | 26,219 | 8,698 | (7,741) | 27,176 |
| Depreciation | 1,894 | 1,049 | — | 2,943 |
| Expenditures for capital assets | 792 | 562 | — | 1,354 |
| Segment assets | 30,144 | 8,589 | (6,466) | 32,267 |
| *Year ended December 31, 2001* | | | | |
| Revenues | $ 9,902 | $ 860 | $ — | $ 10,762 |
| Cost of revenue | 5,799 | 310 | — | 6,109 |
| Research and development expense | 25,513 | 6,386 | — | 31,899 |
| Marketing, general and administrative expense | 11,635 | 2,849 | (128) | 14,356 |
| Non-cash compensation expense | 1,521 | 1,012 | — | 2,533 |
| Interest income | 2,593 | 377 | (447) | 2,523 |
| Interest expense | 92 | 447 | (447) | 92 |
| Segment loss | 31,749 | 9,639 | (6,594) | 34,794 |
| Depreciation | 1,531 | 850 | — | 2,381 |
| Expenditures for capital assets | 1,897 | 1,872 | — | 3,769 |
| Segment assets | 44,606 | 15,988 | (6,539) | 54,055 |

## NOTE 17 Quarterly financial information (unaudited)

The following table presents the Company's unaudited quarterly financial information for the years ending December 31, 2003 and 2002:

| | December 31 | September 30 | June 30 | March 31 |
|---|---|---|---|---|
| *Year ended December 31, 2003* | | | | |
| Revenue | $ 4,039,000 | $ 2,565,000 | $ 4,511,000 | $ 3,537,000 |
| Gross Margin | 2,102,000 | 1,066,000 | 2,310,000 | 2,128,000 |
| Net loss | (5,210,000) | (6,865,000) | (6,692,000) | (7,396,000) |
| Net loss per share – basic and diluted | (.26) | (.39) | (.38) | (.46) |
| *Year ended December 31, 2002* | | | | |
| Revenue | $ 3,193,000 | $ 4,186,000 | $ 4,734,000 | $ 3,804,000 |
| Gross Margin | 2,121,000 | 2,267,000 | 2,539,000 | 1,993,000 |
| Net loss | (6,901,000) | (5,401,000) | (6,648,000) | (8,226,000) |
| Net loss per share – basic and diluted | (.46) | (.37) | (.49) | (.63) |

## NOTE 18 Subsequent events

On March 12, 2004 Lumera raised $500,000, before issuance costs, from the sale of 250,000 shares of Series B convertible preferred stock to a group of private investors. Microvision did not participate in the offering.

*Overview* The Company commenced operations in May 1993 to develop and commercialize technology for displaying images and information onto the retina of the eye. In 1993, the Company acquired an exclusive license to the Virtual Retinal Display technology from the University of Washington and entered into a research agreement with the University of Washington to further develop the Virtual Retinal Display technology. The Company has continued to develop the Virtual Retinal Display technology as part of its broader research and development efforts relating to the scanned beam technology.

In February 2004, Microvision introduced a new version of its see-through monochrome head-worn display called Nomad Expert Technician System.

In 2002, the Company introduced Flic, a hand-held bar code scanner. The Company has also developed demonstration scanned beam displays, including hand-held and head-worn color versions and is currently refining and developing its scanned beam display technology for potential defense, industrial, medical, aerospace and consumer applications. The Company expects to continue funding prototype and demonstration versions of products incorporating the scanned beam technology at least through 2004. Future revenues, profits and cash flow and the Company's ability to achieve its strategic objectives as described herein will depend on a number of factors, including acceptance of the scanned beam technology by various industries and original equipment manufacturers, market acceptance of products incorporating the scanned beam technology and the technical performance of such products.

The Company has incurred substantial losses since its inception and expects to incur a substantial loss during the year ended December 31, 2004.

In 2000, Microvision formed a subsidiary, Lumera Corporation ("Lumera"), to develop and commercialize a new class of non-linear optical chromophores ("Optical Materials") that interact with and can be used to change the properties of light waves, including the speed and direction at which light waves travel.

Lumera, which is a development stage enterprise, has incurred substantial net losses since inception. Lumera has satisfied its capital requirements through the sale of convertible preferred stock.

Lumera has established and built in-house laboratories to develop and characterize new materials, create new device designs and perform small-scale production of new devices and systems based on the Optical Materials. As of December 31, 2003, Microvision owned 76% of the common stock, 11% of the Series A convertible preferred stock and 32% of the Series B convertible preferred stock of Lumera.

***Key accounting policies and estimates*** The Company's discussions and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue recognition, contract losses, bad debts, investments and contingencies and litigation. The Company bases its estimates on historical experience, terms of existing contracts, its evaluation of trends in the display and optical systems components industries, information provided by its current and prospective customers and strategic partners, information available from other outside sources, and on various other assumptions management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following key accounting policies require its more significant judgments and estimates used in the preparation of its consolidated financial statements:

***Revenue recognition*** The Company recognizes revenue as work progresses on long-term, cost plus fixed fee and fixed price contracts using the percentage-of-completion method, which relies on estimates of total expected contract revenue and costs. The Company uses this revenue recognition methodology because it can make reasonably dependable estimates of the revenue and costs. Recognized revenues are subject to revisions as the contract progresses to completion and actual revenue and cost become certain. Revisions in revenue estimates are reflected in the period in which the facts that give rise to the revision become known.

The Company's product sales generally include acceptance provisions. The Company recognizes revenue for product shipments upon acceptance of the product by the customer or expiration of the contractual acceptance period.

***Losses on uncompleted contracts*** The Company maintains an allowance for estimated losses if a contract has an estimated cost to complete that is in excess of the remaining contract value. The entire estimated loss is recorded in the period in which the loss is first determined. The Company determines the estimated cost to complete a contract through a detail review of the work to be completed, the resources available to complete the work and the technical difficulty of the remaining work. If the actual cost to complete the contract is higher than the estimated cost, the entire loss is recognized. The actual cost to complete a contract can vary significantly from the estimated cost, due to a variety of factors including availability of technical staff, availability of materials and technical difficulties that arise during a project. Most of the Company's development contracts are cost plus fixed fee type contracts. Under these types of contracts, the Company is not required to spend more than the contract value to complete the contracted work.

***Allowance for uncollectible receivables*** The Company maintains a general allowance for uncollectible receivables, including accounts receivable, cost and estimated earnings in excess of billings on uncompleted contracts and receivables from related parties. The Company reviews several factors in determining the allowance including the customer's past payment history and financial condition. If the financial condition of our customers or the related parties who have receivable balances with the Company were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

***Inventory*** The Company values inventory at the lower of cost or market with cost determined on a weighted-average basis. The Company reviews several factors in determining the market value of its inventory including evaluating the replacement cost of the raw materials and the net realizable value of the finished goods. If we do not achieve our targeted sales prices or if market conditions for our components or products were to decline, additional reductions in the carrying value of the inventory would be required.

***Litigation*** The Company believes that the probability of an unfavorable outcome to any potential pending or threatened litigation is low and therefore has not recorded an accrual for any potential loss. The Company's current estimated range of liability related to any potential pending litigation is based on claims for which our management can estimate the amount and range of potential loss. As additional information becomes available, the Company will assess the potential liability related to any pending litigation and, if appropriate, revise its estimates. Such revisions in the Company's estimates of the potential liability could materially impact our results of operation and financial position.

The key accounting policies described above are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management to apply its judgment or make estimates. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result to the Company's consolidated financial statements. Additional information about Microvision's accounting policies, and other disclosures required by generally accepted accounting principles, are set forth in the notes to the Company's consolidated financial statements, which begin on page 26 of the Annual Report on Form 10-K.

Inflation has not had a material impact on the Company's net sales, revenues, or income from continuing operations over the Company's three most recent fiscal years.

***Results of operations***

***Year ended December 31, 2003 compared to year ended December 31, 2002***

***Revenue*** Revenue decreased by $1.3 million, or 8%, to $14.7 million from $15.9 million in 2002. The decrease resulted from a lower level of development contract business in 2003 than that performed in 2002 on contracts entered into in both 2003 and 2002.

To date, substantially all of the Company's revenue has been generated from development contracts. The Company's customers have included both the United States government and commercial enterprises. In 2003, 49% of revenue was derived from performance on development contracts with the United States government, 44% from performance on development contracts with commercial customers and the remainder from sales of Nomad and Flic units. This compared to 83% of revenue was derived from performance on development contracts with the United States government and 14% from performance on development contracts with commercial customers and the remainder from product sales in 2002. In 2003, 27% of consolidated revenue was earned from development contracts with a single commercial customer. The Company expects contract revenue to fluctuate significantly from year to year.

Microvision expects that product revenue will grow in both absolute volume and as a percentage of total revenue.

During 2003, Microvision recorded $855,000 in revenue from the sale of 133 Nomads. In September 2003, Microvision entered into a contract with the Program Executive Office Soldier within the U.S. Army to supply the Stryker Brigade Combat Team with 100 Nomads. In addition, Microvision continued development of a next generation Nomad that was launched in February 2004. In July 2003, America Honda Motor Company, Inc. signed a non-binding letter of intent to purchase 3,800 of the next generation Nomads. Microvision has been working closely with Honda to meet their product performance requirements. Microvision is also participating in trials with other automotive service providers. Based on its work with Honda and other automotive service providers, Microvision expects Nomad revenue to increase in 2004.

During 2003, Microvision recorded $280,000 in revenue from sales of Flic bar code scanners. In January 2003, Microvision entered into a supply agreement to provide a private labeled Flic bar code scanner to NCR. During 2003, Microvision and NCR worked together to optimize the Flic performance for NCR's customers. NCR placed orders for $392,000 of product during the fourth quarter of 2003. Microvision ended the year with a backlog of $378,000 in Flic product and accessories. Microvision expects revenue from Flic to increase in 2004.

During 2003, the Company entered into several development contracts with both commercial and government entities for further development of the scanned beam technology to meet specific customer applications:

- In February 2003, Microvision extended a development agreement with Canon to further develop miniature displays for use in consumer products including digital cameras and digital video equipment. In October 2003, Microvision entered into a new agreement with Canon to further develop miniature displays for use in consumer products including digital cameras and digital video equipment.
- In April 2003, the Company entered into a $2.2 million contract modification with the U.S. Army's Aviation Applied Technology Directorate to continue work on an advanced helmet mounted display and imaging system to be used in the Virtual Cockpit Optimization Program.
- In April 2003, the Company entered into a $1.6 million contract modification with the U.S. Army's Medical Research Acquisition Activities, Telemedicine and Advanced Technology Research Center to continue development of a mobile wireless personal display system for medical applications.
- In December 2003, Lumera entered into a contract extension with a U.S. government agency to continue development of electro-optical polymer materials and devices for wideband optical modulators.
- During 2003, Microvision performed development work for several automotive companies including BMW and Volkswagen of America, to develop automotive displays using the scanned beam technology. The total value of these contracts was approximately $1.3 million.

The Company had a backlog of $3.8 million at December 31, 2003. The backlog is composed primarily of development contracts, including amendments, entered through December 31, 2003. The Company plans to complete all of the contract backlog during 2004.

***Cost of revenue*** Cost of revenue includes both the direct and allocated indirect costs of performing on development contracts and the Nomad and Flic product costs. Direct costs include labor, materials and other costs incurred directly in performing specific projects. Indirect costs include labor and other costs associated with operating the Company's research and product development department and building the technical capabilities of the Company. Cost of revenue is determined both by the level of direct costs incurred on development contracts and by the level of indirect costs incurred in managing and building the technical capabilities and capacity of the Company. The cost of revenue can fluctuate substantially from period to period depending on the level of both the direct costs incurred in the performance of projects and the level of indirect costs incurred.

Cost of revenue increased by $49,000, or 1%, to $7.0 million. On a percentage of revenue basis, cost of revenue increased by 9 % to 48% from 44% in 2002. The change in cost of revenue as a percentage of revenue is primarily attributable to changes in the contract mix. Total direct costs decreased approximately 7% from 2002. The direct labor cost portion of direct cost decreased by approximately 10% from 2002. The decrease in direct labor cost resulted from a lower volume of contract work performed during 2003 compared to 2002.

Research and development overhead is allocated to both cost of revenue and research and development expense based on the proportion of direct labor cost incurred in cost of revenue and research and development, respectively.

Microvision's costs to produce Nomad units during 2003 were substantially higher than product revenue. Microvision has classified production cost in excess of product revenue as research and development expense. Through December 31, 2003, Nomad production and the design and manufacturing processes did not become sufficiently mature to support "commercial production" as described in SFAS No. 2 "Accounting for Research and Development Costs."

Management periodically assesses the need to provide for obsolescence of inventory and adjusts the carrying value of inventory to its net realizable value when required. During 2003, Microvision recorded a write down of Nomad inventory of approximately $450,000.

The Company expects that cost of revenue on an absolute dollar basis will increase in the future. This increase will likely result from planned shipments of commercial products, additional development contract work that the Company expects to perform, and commensurate growth in the Company's personnel and technical capacity required to perform on such contracts. The cost of revenue, as a percentage of revenue, can fluctuate significantly from period to period depending on the contract mix, the cost of future planned products and the level of direct and indirect cost incurred. The Company expects the cost of contract revenue, as a percentage of contract revenue, to remain relatively flat over time.

***Research and development expense*** Research and development expense consists of:

- Compensation related costs of employees and contractors engaged in internal research and product development activities,
- Research fees paid to the University of Washington under the Sponsored Research Agreement,
- Laboratory operations, outsourced development and processing work,
- Fees and expenses related to patent applications, prosecution and protection, and
- Related operating expenses.

Included in research and development expenses are costs incurred in acquiring and maintaining licenses.

Research and development expense decreased by $2.2 million, or 9%, to $23.3 million from $25.5 million in 2002. During 2002, the Company recorded $1.5 million in expense relating to light source research performed for the Company by Cree Inc. The Company's research agreement with Cree ended in April 2002, resulting in a $1.4 million expense reduction in 2003 from 2002.

In 2003, Lumera recorded $1.9 million expense on its sponsored research agreement with the University of Washington compared to $2.4 million in 2002. The reduction in expense is the result of two modifications to the sponsored research agreement. In March 2003, Lumera and the University of Washington entered into an amendment to the sponsored research agreement, which deferred certain 2003 payments until 2004 and extended the period of performance for the contract. The amounts deferred under this amendment were to be due on April 1, 2004.

In November 2003, Lumera and the University of Washington entered a third amendment to the sponsored research agreement. Under the terms of the amendment, Lumera's payment obligation to the University of Washington is reduced to $125,000 per quarter from October 1, 2003 to September 30, 2004, and $300,000 for the quarter ending December 31, 2004. If Lumera and the University of Washington agree to extend the sponsored research agreement through 2006, Lumera would be required to pay the University of Washington $325,000 per quarter in 2005 and $375,000 per quarter in 2006. The amendment requires Lumera to make its unpaid payments totaling $2.0 million by May 2005, unless making the payment would materially adversely affect Lumera's ability to continue operations.

Under the terms of the third amendment, Lumera's payment obligation to the University of Washington is reduced to $7.1 million from $9.0 million.

In May 2003, Microvision closed its research and development facility in San Mateo, California and consolidated its research and development activities in Bothell, Washington. Research and development expense for 2003 includes $540,000 for the closing of Microvision's approximately 5,200 square foot facility in San Mateo and $290,000 for severance and relocation of 11 employees. Microvision paid $270,000 in severance and relocation costs in 2003, and expects to pay the remaining $20,000 in 2004. The accrual related to the closing of the facility at December 31, 2003 is $431,000.

The Company believes that a substantial level of continuing research and development expense will be required to develop commercial products using the scanned beam technology and the Optical Materials technology. Accordingly, the Company anticipates that its research and development expenditures will continue to be significant. These expenses could be incurred as a result of:

- Subcontracting work to development partners,
- Expanding and equipping in-house laboratories,
- Acquiring rights to additional technologies,
- Incurring related operating expenses, and
- Hiring additional technical and support personnel.

The Company expects that the rate of spending on research and product development will remain high in future quarters as we:

- Continue development and commercialization of the Company's scanned beam technology,
- Develop and commercialize the Optical Materials technology,
- Accelerate development of microdisplays and imaging products to meet emerging market opportunities, and
- Pursue other potential business opportunities.

***Marketing, general and administrative expense*** Marketing, general and administrative expenses include compensation and support costs for sales, marketing, management and administrative staff, and for other general and administrative costs, including legal and accounting, consultants and other operating expenses.

The Company's marketing activities include corporate awareness campaigns, such as web site development and participation at trade shows; corporate communications initiatives; and working with potential customers and joint venture partners to identify and evaluate product applications in which the Company's technology could be integrated or otherwise used.

Marketing, general and administrative expenses decreased by $971,000, or 6%, to $15.8 million from $16.8 million in 2002. The decrease is primarily attributable to a reduction in the charge to the allowance for doubtful accounts for receivables from senior officers. The Company expects marketing, general and administrative expenses to increase in future periods as the Company:

- Adds to its sales and marketing staff,
- Makes additional investments in sales and marketing activities, and
- Increases the level of corporate and administrative activity.

The Board of Directors authorized Microvision to provide unsecured lines of credit to each of its three senior officers. No loans have been made under either Microvision's Executive Option Exercise Note Plan or the Executive Loan Plan since July 2002, and Microvision does not intend to make any additional loans under these plans.

In 2002 and again in 2003, Microvision determined that certain of its senior officers may have insufficient net worth and short-term earnings potential to repay their outstanding loans. As a result, Microvision recorded an allowance for doubtful accounts for the receivables from senior officers of $200,000 and $700,000 during 2003 and 2002, respectively. The balance of the allowance for doubtful accounts for receivables from senior officers was $900,000 at December 31, 2003. Microvision has no plans to forgive any portion of the principal of the outstanding receivable balance.

***Non-cash compensation expense*** Non-cash compensation expense includes the amortization of the value of stock options granted to individuals who are not employees or directors of the Company for services provided to the Company as well as employee stock-based compensation expenses. Non-cash compensation expense increased by $172,000 or 9% to $2.2 million from $2.0 million in 2002.

In September 2003, Microvision issued two warrants to purchase an aggregate of 70,000 shares of common stock to a third party for services provided to Microvision. One warrant grants the holder the right to purchase up to 60,000 shares of common stock at a price of $7.50 per share. The warrant vests in three equal tranches on the date of grant, in December 2003 and in March 2004. The other warrant to purchase up to 10,000 shares of common stock at a price of $12.00 per share vests in March 2004. The unvested warrants are subject to remeasurement at each balance sheet date. The deferred compensation related to these warrants is being amortized to non-cash compensation expense over the fourteen month service period of the agreement. Non-cash amortization expense related to these warrants was $192,000 for 2003. The total value of the warrants was estimated on December 31, 2003 and the grant date at $318,000 and $328,000, respectively. The fair values of the warrants were estimated on the date of grant and December 31, 2003, using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected volatilities of 83%, risk-free interest rates of 2.7% and dividend yields of zero percent. The expected lives used at the measurement dates above were 4 years and 3.9 years, respectively.

In August 2003, Lumera issued options to purchase an aggregate of 164,000 shares of its Class A Common Stock to two consultants in connection with entering into consulting agreements. Each holder was granted a warrant to purchase up to 82,000 shares of Class A Common Stock at a price of $3.65 per share with a ten year life. In aggregate, 41,000 of the options were vested on the grant date. The remaining 123,000 shares vest one-third on each subsequent annual anniversary of the grant date and are subject to remeasurement at each balance sheet date during the vesting period. The deferred compensation and liability related to these options is being amortized to non-cash compensation expense over the two year period of service under the agreements. The aggregate value of both options was estimated at $136,000 at the grant date and December 31, 2003. Total non-cash compensation expense was $32,000 for the year ended December 31, 2003. The fair values of the options were estimated at the grant date and December 31, 2003, using the Black-Scholes option pricing model with the following weighted-average assumptions: underlying security fair market value of $0.98, dividend yield of zero percent; expected volatility of 100% for both measurement dates; risk-free interest rates of 4.4% and 4.3%; and expected lives of 10 and 9.7 years, respectively.

In January 2001, Lumera issued 802,000 shares of its Class A Common Stock to the University of Washington pursuant to the Sponsored Research Agreement. The shares were valued at the fair market price of $3.75 per share, as determined by the board of directors. The total value of the stock of $3.0 million was recorded as a prepaid research expense and is being amortized over the term of the Sponsored Research Agreement. The total amortization expense relating to the Sponsored Research Agreement was $1.0 million in both 2003 and 2002.

In August 2000, Microvision entered into five-year consulting agreements with two independent consultants to provide strategic business and financial consulting services. Under the terms of the agreements, each consultant received a warrant to purchase 100,000 shares of common stock at an exercise price of $34.00 per share. The warrants vested over three years and the unvested shares were subject to remeasurement at each balance sheet date during the vesting period until the end of the vesting period on June 7, 2003. The original value of the warrants was estimated at $5.5 million. Due to a decrease in the Company stock price, the value at June 7, 2003 was estimated to be $3.0 million. In 2003, total non-cash amortization for these agreements was $595,000 compared to $542,000 recognized in 2002. The fair values of the warrants were determined at June 7, 2003, December 31, 2002, 2001 and the issue date, using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of zero percent; and expected volatility of 83% for all measurement dates; risk-free interest rates of 4.0%, 5.0% and 5.9%; and expected lives of 7.4, 8.1 and 9.2 years.

The following table shows the components of non-cash compensation expense for 2003 and 2002, respectively:

| *Year ended December 31,* | **2003** | 2002 |
|---|---|---|
| Lumera stock issued to the University of Washington | $ 1,003,000 | $ 1,003,000 |
| Microvision and Lumera stock options issued to third parties | 882,000 | 571,000 |
| Lumera stock warrant issued to Arizona Microsystems | — | 133,000 |
| Microvision and Lumera stock options issued to employees | 270,000 | 219,000 |
| Microvision stock and options issued to independent directors | 1,000 | 58,000 |
| | $ 2,156,000 | $ 1,984,000 |

At December 31, 2003, the Company had $1.0 million of unamortized non-cash compensation expense that will be amortized over the next three years.

***Interest income and expense*** Interest income in 2003 decreased by $678,000, or 64%, to $381,000 from $1.1 million in 2002. This decrease resulted primarily from lower average cash and investment securities balances in 2003 than the average cash and investment securities balances in the prior year.

Interest expense was consistent with 2003 because the amount of borrowings did not change significantly.

***Income taxes*** No provision for income taxes has been recorded because the Company has experienced net losses from inception through December 31, 2003. At December 31, 2003, Microvision had net operating loss carry-forwards of approximately $139.3 million for federal income tax reporting purposes. In addition, Microvision has research and development tax credits of $1.9 million. The net operating losses begin expiring in 2008 if not previously utilized. In certain circumstances, as specified in the Internal Revenue Code, a 50% or more ownership change by certain combinations of Microvision's shareholders during any three-year period would result in a limitation on Microvision's ability to utilize a portion of its net operating loss carry-forwards. Microvision has determined that such a change of ownership occurred during 1995 and that the annual utilization of loss carry-forwards generated through the period of that change will be limited to approximately $761,000. An additional change of ownership occurred in 1996 and the limitation for losses generated in 1996 is approximately $1.6 million. Lumera has net operating loss carry-forwards of $27.2 million and research and development tax credits of $692,000, which are available only to Lumera.

***Year ended December 31, 2002 compared to year ended December 31, 2001***

***Revenue*** Revenue increased by $5.1 million, or 48%, to $15.9 million from $10.8 million in 2001. The increase resulted from a higher level of development contract business in 2002 than that performed in 2001 on contracts entered into in both 2002 and 2001.

In 2002, 83% of revenue was derived from performance on development contracts with the United States government, 14% from performance on development contracts with commercial customers and the remainder from sales of Nomad units. This compared to 93% of revenue was derived from performance on development contracts with the United States government and 7% from performance on development contracts with commercial customers in 2001.

During 2002, the Company entered into several development contracts with both commercial and government entities for further development of the scanned beam technology to meet specific customer applications.

- In March 2002, the Company entered into a $1.0 million contract with a commercial company to begin work on integrating the Company's technology into the commercial company's products.
- In May 2002, the Company entered into a $3.3 million contract modification with the U.S. Army's Aviation Applied Technology Directorate to continue work on an advanced helmet-mounted display and imaging system to be used in the Virtual Cockpit Optimization Program.
- In July 2002, the Company entered into a $1.9 million contract with the NASA Langley Research Center to deliver a prototype cockpit helmet display for the Synthetic Visions Systems project.
- In August 2002, the Company entered into a $1.1 million contract modification with the U.S. Army's Medical Research Acquisition Activities, Telemedicine and Advanced Technology Research Center to continue development of a mobile wireless personal display system for medical applications.
- In November 2002, Lumera entered into a $1.0 million contract modification with the U.S. government to design new Optical Materials appropriate for the fabrication of a wideband optical modulator demonstration system.

The Company also delivered a prototype rear seat entertainment display to BMW, which was integrated into a BMW 7 Series sedan research car and shown at the World Congress on Intelligent Transport Systems.

The Company continued production of Nomad, a monochrome head-worn display. The Company delivered 55 units during 2002 to customers for use in industrial, medical, defense and aviation applications.

The Company had a backlog of $2.6 million at December 31, 2002. The backlog was composed of development contracts, including amendments, entered through December 31, 2002.

***Cost of revenue*** Cost of revenue increased by approximately $900,000, or 15%, to $7.0 million from $6.1 million in 2001. On a percentage of revenue basis, cost of revenue declined by 23 % to 44% from 57% in 2001. Total direct costs increased approximately 7% from 2001. The direct labor costs portion of direct cost increased by approximately 80% over 2001. The increase in direct labor cost resulted from a higher volume of contract work performed during 2002 compared to 2001.

Research and development overhead is allocated to both cost of revenue and research and development expense based on the proportion of direct labor cost incurred in cost of revenue and research and development, respectively. As a result of the higher direct labor cost in cost of revenue in 2002, approximately 25% more overhead was allocated to cost of revenue than in 2001.

***Research and development expense*** Research and development expense decreased by $6.4 million, or 20%, to $25.5 million from $31.9 million in 2001. During 2002, the Company recorded $1.5 million in expense relating to light source research performed for the Company by Cree Inc. The Company's research agreement with Cree ended in April 2002, resulting in a $3.5 million expense reduction in 2002 from 2001.

The decrease in research and development expense is also partially a result of a license fee paid to the University of Washington in February 2001 for the HALO technology. The HALO technology involves the projection of data and images onto the inside of a dome that is placed over the viewer's head. In February 2001, the Company issued 37,000 shares of Common Stock valued at $1.0 million and paid $100,000 to the University of Washington as final payment for the license.

As discussed above, due to the higher volume of work performed on revenue contracts, more indirect costs were allocated to cost of revenue during 2002 than in 2001.

The decreases in the Cree research and HALO license fee expenses were offset in part by increases in other costs, reflecting the continued implementation of the Company's operating plan, which calls for building technical staff and supporting activities, establishing and equipping in-house laboratories, and developing and maintaining intellectual property.

Research and development expense for Lumera during 2002, including the payments under the Sponsored Research Agreement, was $7.2 million compared to $6.4 million in 2001.

***Marketing, general and administrative expense*** Marketing, general and administrative expenses increased by $2.4 million, or 17%, to $16.8 million from $14.4 million in 2001. The increase includes increased compensation and support costs for employees and contractors.

During 2002, the Company determined that certain of its senior officers may have insufficient net worth and short-term earnings potential to repay loans outstanding under the Company's executive loan program. The Company recorded an allowance for doubtful accounts for receivables from related parties of $700,000 during 2002.

Marketing, general and administrative expenses for Lumera during 2002 were $1.2 million compared to $2.8 million in 2001.

***Non-cash compensation expense*** Non-cash compensation expense in 2002 decreased by $549,000, or 22%, to $2.0 million from $2.5 million in 2001.

In October 2002, Lumera paid $200,000 cash and issued a warrant to purchase 164,000 shares of Lumera Class A Common Stock at an exercise price of $3.65 per share to Arizona Microsystems, Inc. in exchange for a license of certain Arizona Microsystems, Inc technology. The warrant will expire in 2012 and vested 25% on the date of grant with the remainder vesting 25% annually from the date of grant. The warrant was valued at the date of grant at $133,000. The total purchase price of $333,000 was recorded as capitalized licensing costs and is included in "Other Assets" at December 31, 2002. The fair value of the warrant was estimated using the Black-Scholes option pricing model with a stock price of $0.98 per share, dividend yield of zero percent; expected volatility of 100%; risk-free interest rate of 4.0% and expected life of ten years. Lumera is required to pay an additional $200,000 to Arizona Microsystems, Inc. if Lumera completes financing transactions accumulating to greater than $10,000,000.

In January 2001, Lumera issued 802,000 shares of its Class A Common Stock to the University of Washington pursuant to the Sponsored Research Agreement. The shares were valued at the fair market price of $3.75 per share, as determined by the board of directors. The total value of the stock of $3.0 million was recorded as a prepaid research expense and is being amortized over the term of the Sponsored Research Agreement. The total amortization expense relating to the Sponsored Research Agreement was $1.0 million in 2002.

In August 2000, the Company entered into five-year consulting agreements with two independent consultants to provide strategic business and financial consulting services to the Company. Under the terms of the agreements, each consultant received a warrant to purchase 100,000 shares of common stock at an exercise price of $34.00 per share. The warrants vest over three years and the unvested shares are subject to remeasurement at each balance sheet date during the vesting period. The original value of the warrants was estimated at $5.5 million. Due to a decrease in the Company stock price, the value at December 31, 2002 was estimated at $3.0 million. In 2002, total non-cash amortization for these agreements was $542,000 compared to $775,000 in 2001. The fair values of the warrants were determined at December 31, 2002, 2001 and the issue date, using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of zero percent; and expected volatility of 83% for all measurement dates; risk-free interest rates of 5.0%, 5.9% and 6.0%; and expected lives of 8.1, 9.2 and 10 years.

The following table shows the major components of non-cash compensation expense for 2002 and 2001 respectively:

| *Year ended December 31,* | 2002 | 2001 |
|---|---|---|
| Lumera stock issued to the University of Washington | $ 1,003,000 | $ 844,000 |
| Microvision and Lumera stock options issued to third parties | 571,000 | 1,047,000 |
| Lumera stock warrant issued to Arizona Microsystems | 133,000 | — |
| Microvision and Lumera stock options issued to employees | 219,000 | 411,000 |
| Microvision stock and options issued to independent directors | 58,000 | 231,000 |
| | $ 1,984,000 | $ 2,533,000 |

At December 31, 2002, the Company had $2.7 million of unamortized non-cash compensation expense that will be amortized over the next three years.

***Interest income and expense*** Interest income in 2002 decreased by $1.4 million, or 58%, to $1.1 million from $2.5 million in 2001. This decrease resulted primarily from lower average cash and investment securities balances in 2002 than the average cash and investment securities balances in the prior year.

Interest expense was consistent with 2002 because the amount of borrowings did not change significantly.

***Loss on long-term investment*** In December 1999, Microvision invested $624,000 in Gemfire Corporation ("Gemfire"), a privately held corporation. Gemfire is a developer of diode laser components for display and telecommunication applications. Microvision accounts for the investment using the cost method. In June 2002, Gemfire announced a recapitalization plan that would reduce the value of Microvision's investment. In June 2002, Microvision recorded an impairment for the entire value of its investment in Gemfire.

***Income taxes*** At December 31, 2002, Microvision had net operating loss carry-forwards of approximately $116.7 million for federal income tax reporting purposes. In addition, Microvision has research and development tax credits of $2.1 million. Lumera has net operating loss carry-forwards of $20.0 million and research and development tax credits of $273,000, which are available only to Lumera.

***Liquidity and capital resources*** The Company has funded its operations to date primarily through the sale of common stock and convertible preferred stock and, to a lesser extent, revenues from development contracts and product sales. As of December 31, 2003 the Company had an accumulated deficit of $154.3 million. At December 31, 2003, the Company had $21.8 million in cash, cash equivalents and investment securities.

The Company had the following material changes in assets and liabilities during the year ended December 31, 2003:

- "Inventory" decreased by $416,000 to $331,000 at December 31, 2003 from $747,000 at December 31, 2002. The decrease was primarily attributable to the phase out of the first generation Nomad and includes the effect of the $450,000 valuation adjustment recorded in 2003. The following table shows the composition of the inventory at December 31, 2003 and 2002, respectively:

The Company values the inventory at the lower of cost or market with cost determined on a weighted-average cost basis.

| *December 31,* | **2003** | 2002 |
|---|---|---|
| Raw materials | $ 98,000 | $ 456,000 |
| Work in process | — | 92,000 |
| Finished goods | 233,000 | 199,000 |
| | $ 331,000 | $ 747,000 |

- "Other current assets" decreased by $664,000 to $1.7 million at December 31, 2003 from $2.3 million at December 31, 2002. "Other assets" decreased by $199,000 to $338,000 at December 31, 2003 from $537,000 at December 31, 2002. The overall decrease in "other current assets" and "other assets" was attributable to the amortization of the value of Lumera common stock issued to the University of Washington for continued research under the Sponsored Research Agreement. The Company recognizes the expense on the Sponsored Research Agreement on a straight-line basis over the remaining term of the agreement. The portion of the payments that will be amortized to expense during the next twelve months is classified as "other current assets," and the portion that will be amortized to expense more than twelve months from the balance sheet date is classified as "other assets."
- "Receivables from related parties" relates to unsecured lines of credit the Board of Directors had authorized Microvision to provide to each of its three senior officers. No loans have been made under Microvision's Executive Loan Plan since July 2002, and Microvision does not intend to make any additional loans under this plan.

The lines of credit must be repaid within one year of the senior officer's termination or within 30 days of plan termination, provided that in the event of a plan termination, the senior officer may elect to deliver a promissory note with a one-year term in lieu of payment. Under the current SEC rules, Microvision is prohibited from changing the repayment terms of the lines of credit. No repayments have been made on the outstanding lines of credit. At December 31, 2003, Microvision reclassified the loan balance to shareholder's equity under the guidance provided by the SEC for loans to shareholders due to the absence of any repayment of the loans to date. Microvision has no plans to forgive the principal balance outstanding under the lines of the credit.

- "Research liability" is due to the timing difference of expense recognition and cash payments made to the University of Washington under the Sponsored Research Agreement. As of December 31, 2003, the Company had recognized cumulative expense of $6.3 million and made cumulative cash payments of $4.4 million. In March 2003, Lumera and the University of Washington entered an amendment to the sponsored research agreement that deferred certain 2003 payments until 2004. In November 2003, Lumera and the University of Washington entered an amendment to the Sponsored Research Agreement. Under the terms of the amendment, Lumera's payment obligation to the University of Washington is reduced to $125,000 per quarter from October 1, 2003 to September 30, 2004, and $300,000 for the quarter ending December 31, 2004. If Lumera and the University of Washington agree to extend the Sponsored Research Agreement through 2006, Lumera would be required to pay the University of Washington $325,000 per quarter in 2005 and $375,000 per quarter in 2006. The amendment requires Lumera to make its unpaid payments totaling $2.0 million, by May 2005, unless making the payment would materially adversely affect Lumera's ability to continue operations.

Cash used in operating activities totaled $26.4 million in 2003 compared to $28.0 million in 2002. Cash used in operating activities for each period resulted primarily from the net loss for the period.

Cash used in investing activities totaled $7.3 million in 2003, compared to cash provided by investing activities of $10.8 million in 2002. The Company used cash for capital expenditures of $1.5 million in 2003 compared to $1.4 million in 2002. The Company had net purchases of investment securities of $5.8 million in 2003 compared to net sales of $12.5 million in 2002. Historically, capital expenditures have been used to make leasehold improvements to leased office space and to purchase production equipment, computer hardware and software, laboratory equipment and furniture and fixtures to support the Company's growth. Capital expenditures are expected to increase as the Company expands its operations. The Company had open purchase commitments at December 31, 2003 to purchase $192,000 in capital equipment.

Cash provided by financing activities totaled $34.5 million in 2003 compared to $11.5 million in 2002. The increase in cash provided by financing activities resulted primarily from increases in the net proceeds from the issuance of stock. The following is a list of stock issuances during 2003 and 2002.

- In November 2003, Microvision raised $22.3 million before issuance costs of $1.5 million from the sale of 3,560,000 shares of common stock.
- In August 2003, Lumera raised $1.9 million before issuance costs of $34,000, from the sale of 944,000 shares of Series B convertible preferred stock to Microvision and other purchasers. Microvision purchased 434,000 of these shares of Series B preferred stock for an aggregate purchase price of $868,000. On October 30, 2003, Lumera raised $782,000, before issuance costs, from the sale of 391,000 shares of Series B preferred stock to a group of investors. Microvision did not purchase additional shares of the Series B preferred stock in the October 2003 offering. Microvision owns 32% of the Series B preferred stock. Each share of Series B preferred stock is convertible into one share of Lumera common stock. The conversion rate may be subject to adjustment in the event of future equity issuance by Lumera at prices below the purchase price paid for the Series B preferred stock.
- In March 2003, Microvision raised $12.6 million before issuance costs of $970,000, from the sale of 2,644,000 shares of common stock and warrants to purchase 529,000 shares of common stock at an exercise price of $6.50 per share to a group of investors. Each share of common stock and accompanying partial warrant was sold for $4.75. The five year warrants are first exercisable in September 2003 and expire in March 2008.
- In August 2002, Microvision raised $3.0 million before issuance costs of $100,000, from the sale of 686,000 shares of common stock at a price of $4.37 per share and fully vested, five year warrants to purchase 137,000 shares of common stock at a price of $6.56 per share, to two investors.
- In July 2002, Microvision raised $3.0 million, before issuance costs of $150,000, from the sale of 938,000 shares of common stock at $3.20 per share and fully vested five-year warrants to purchase 234,000 shares of common stock, at a price of $4.80 per share, to two investors.
- In March 2002, Microvision raised $6.0 million before issuance costs of $141,000, from the sale of 524,000 shares of common stock, at a price of $11.50 per share, to six investors.

The Company's investment policy restricts investments to ensure principal preservation and liquidity. Generally, the Company invests cash that it expects to use within approximately sixty days in U.S. treasury-backed instruments. The Company invests the balance of its cash in high quality investment securities. The investment securities portfolio is limited to U.S. government and U.S. government agency debt securities and other high-grade securities generally with maturities of three years or less.

Microvision and Lumera maintain separate cash and investment accounts. Each company's cash and investments are generally used to fund its own business activities.

The Company's future expenditures and capital requirements will depend on numerous factors, including the progress of its research and development program, the progress in commercialization activities and arrangements, the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, competing technological and market developments and the ability of the Company to establish cooperative development, joint venture and licensing arrangements. In order to maintain its exclusive rights under the Company's license agreement with the University of Washington, the Company is obligated to make royalty payments to the University of Washington with respect to the Virtual Retinal Display technology. If the Company is successful in establishing original equipment manufacturer co-development and joint venture arrangements, the Company expects its partners to fund certain non-recurring engineering costs for technology development and/or for product development. Nevertheless, the Company expects its cash requirements to increase at a rate consistent with revenue growth as it expands its activities and operations with the objective of commercializing the scanned beam technology and Optical Materials technologies.

The following table lists the Company's contractual obligations including the amendment to the sponsored research agreement discussed above:

| *Year ending December 31,* | 2004 | 2005 | 2006 | 2007 | 2008 | After 2008 |
|---|---|---|---|---|---|---|
| *in thousands* | | | | | | |
| *Contractual obligations* | | | | | | |
| Open purchase orders* | $ 3,948 | $ — | $ — | $ — | $ — | $ — |
| Minimum payments under capital leases | 68 | 36 | — | — | — | — |
| Minimum payments under operating leases | 1,988 | 1,992 | 473 | 46 | — | — |
| Minimum payments under research, royalty and licensing agreements | 1,065 | 2,290 | 465 | 465 | 290 | † |
| Total | $ 7,069 | $ 4,318 | $ 938 | $ 511 | $ 290 | $ — |

** Open purchase orders represent commitments to purchase inventory, materials, capital equipment and other goods used in the normal course of the Company's business.*

*† License and royalty obligations continue through the lives of the underlying patents, which is currently at least 2017.*

On March 12, 2004 Lumera raised $500,000, before issuance costs, from the sale of 250,000 shares of Series B convertible preferred stock to a group of private investors. Microvision did not participate in the offering.

The Company believes that Microvision's cash, cash equivalent and investment securities balances as of December 31, 2003 totaling $21.2 million, will satisfy its budgeted cash requirements through December 2004 based on Microvision's current operating plan.

The Company believes that Lumera's cash, cash equivalent and investment securities balances totaling $560,000 as of December 31, 2003, in addition to the $500,000 raised on March 12, 2004, will satisfy Lumera's current budgeted cash requirements through April 2004. Lumera plans to seek additional financing in order to fund operations beyond April, 2004. There can be no assurance that Lumera will obtain additional financing. Microvision is not contractually obligated to provide additional funding to Lumera and will not provide additional funds to Lumera unless Microvision believes that it has sufficient funds to finance Microvision's 2004 operating plan as well as any additional funding for Lumera.

Should expenses exceed the amounts budgeted, the Company may require additional capital earlier to further the development of its technology, for expenses associated with product development, and to respond to competitive pressures or to meet unanticipated development difficulties. In addition, the Company's operating plan calls for the addition of sales, marketing, technical and other staff and the purchase of additional laboratory and production equipment. The operating plan also provides for the development of strategic relationships with systems and equipment manufacturers that may require additional investments by the Company. There can be no assurance that additional financing will be available to the Company or that, if available, it will be available on terms acceptable to the Company on a timely basis. If adequate funds are not available to satisfy either short-term or long-term capital requirements or planned revenues are not generated, the Company may be required to limit its operations substantially. This limitation of operations may include reduction in capital expenditures and reductions in staff and discretionary costs, which may include non-contractual Microvision and Lumera research costs. The Company's capital requirements will depend on many factors, including, but not limited to, the rate at which the Company can, directly or through arrangements with Original Equipment Manufacturers, introduce products incorporating the scanned beam technology and the market acceptance and competitive position of such products.

***New accounting pronouncements*** In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." In December 2003, the FASB revised this interpretation. The Company is required to adopt the provisions of FIN 46 no later than March 31, 2004. At December 31, 2003, the Company does not own an interest in any entities which meet the definition of a "variable interest entity." As a result, the Company does not anticipate that the adoption of FIN 46 during the first quarter of 2004 will have a material impact on its results of operations, financial position, or cash flows.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), many of which were previously classified as equity. On October 29, 2003, the FASB voted to defer the provisions of paragraphs 9 and 10 of SFAS No. 150 as they apply to mandatorily redeemable noncontrolling interests. The Company adopted the non-deferred provisions of SFAS No. 150 effective July 1, 2003. The Company will evaluate the applicability of any changes to the deferred provisions upon their reissuance, but does not anticipate the adoption of these provisions to have a material impact on its financial position or results of operations.

***Quantitative and qualitative disclosures about market risk*** Substantially all of the Company's cash equivalents and investment securities are at fixed interest rates and, as such, the fair value of these instruments is affected by changes in market interest rates. Due to the generally short-term maturities of these investment securities, the Company believes that the market risk arising from its holdings of these financial instruments is not significant. A one-percent change in market interest rates would have approximately a $52,000 impact on the fair value of the investment securities.

The Company's investment policy restricts investments to ensure principal preservation and liquidity. The Company invests cash that it expects to use within approximately sixty days in U.S. treasury-backed instruments. The Company invests cash in excess of sixty days of its requirements in high quality investment securities. The investment securities portfolio is limited to U.S. government and U.S. government agency debt securities and other high-grade securities generally with maturities of three years or less.

The maturities of cash equivalents and investment securities, available-for-sale, as of December 31, 2003, are as follows:

| | Amount | Percent |
|---|---|---|
| Cash | $ 3,371,000 | 15.5% |
| Less than one year | 18,407,000 | 84.5% |
| | $ 21,778,000 | 100.0% |

Presently, the Company has one development contract denominated in yen, all of the Company's other development contract payments are made in U.S. dollars. However, in the future the Company may enter into additional development contracts in foreign currencies that may subject the Company to additional foreign exchange rate risk. The Company intends to enter into foreign currency hedges to offset the exposure to currency fluctuations when it can determine the timing and amounts of the foreign currency exposure.

***Form 10-K*** A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained upon request without charge from the Company's headquarters, attention: Investor Relations

***Market for the registrant's common stock and related shareholder matters*** The Company's common stock trades on the Nasdaq National Market under the symbol "MVIS." As of March 1, 2004, there were 367 holders of record of 21,460,000 shares of common stock outstanding. The Company has never declared or paid cash dividends on the common stock. The Company currently anticipates that it will retain all future earnings to fund the operation of its business and does not anticipate paying dividends on the common stock in the foreseeable future.

The Company's common stock began trading publicly on August 27, 1996. The quarterly high and low sales prices of the Company's common stock for each full quarterly period in the last two fiscal years and the year to date as reported by the Nasdaq National Market are as follows:

| | Common Stock | |
|---|---|---|
| *Quarter ended* | High | Low |
| March 31, 2002 | 15.45 | 9.60 |
| June 30, 2002 | 12.85 | 4.55 |
| September 30, 2002 | 5.45 | 2.64 |
| December 31, 2002 | 7.69 | 3.23 |
| March 31, 2003 | **8.20** | **3.43** |
| June 30, 2003 | **6.76** | **3.85** |
| September 30, 2003 | **9.38** | **5.89** |
| December 31, 2003 | **9.09** | **6.50** |
| January 1, 2004 to March 1, 2004 | 10.79 | 7.34 |

On March 1, 2004, the last sale price for the Common Stock was $10.29.

## Board of Directors

**Jacqueline Brandwynne**
Founder & Chief Executive Officer
Brandwynne Corporation

**Richard A. Cowell**
Principal
Booz Allen Hamilton Inc.

**Slade Gorton**
Of Counsel
Preston Gates & Ellis LLP;
Former U.S. Senator

**Walter J. Lack, Chairman**
Attorney at Law
Engstrom, Lipscomb & Lack

**Robert A. Ratliffe**
Vice President
Kennedy Associates
Real Estate Counsel, Inc.

**Dennis J. Reimer**
Retired, Chief of Staff, U.S. Army, and Director of the National Memorial Institute for the Prevention of Terrorism in Oklahoma City

**Richard F. Rutkowski**
Chief Executive Officer
Microvision, Inc.

**Stephen R. Willey**
President
Microvision, Inc.

## Executive Officers

**Richard F. Rutkowski**
Chief Executive Officer

**Stephen R. Willey**
President

**Richard A. Raisig**
Chief Financial Officer

**Andrew U. Lee**
Vice President
Sales

**Todd R. McIntyre**
Senior Vice President
Business Development

**Thomas E. Sanko**
Vice President
Marketing

**Vilakkudi G. Veeraraghavan**
Senior Vice President
Research & Product Development

**Thomas M. Walker**
Vice President
General Counsel & Secretary

**Jeff T. Wilson**
Vice President, Accounting

## Technical Advisory Board

**Ken Blakeslee**
Chairman, WebMobility Ventures

**Dr. Aris Silzars**
Former President
Society for Information Display

**Dr. Andrew Viterbi**
Co-founder, QUALCOMM
President, The Viterbi Group

## Independent Accountants

**PricewaterhouseCoopers LLP**

## Transfer Agent

**American Stock Transfer and Trust Company**
59 Maiden Lane
New York, NY 10038
Shareholder Services
800 937-5449

## Stock Listing

Microvision, Inc. common stock is traded on The Nasdaq Stock Market under the symbol MVIS.

## Investor Inquiries

**Microvision, Inc.**
Attn: Investor Relations
P.O. Box 3008
Bothell, WA 98041
425 415-6847
ir@microvision.com

## Corporate Counsel

**Ropes & Gray, LLP**



Design by Graphica, Seattle.

MICROVISION

www.microvision.com

19910 North Creek Parkway
P.O. Box 3008, Bothell, WA 98011

425 415-6847 TEL
425 415-6600 FAX